9/13

Follow-Up Materials

[redacted]

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tabcorp Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FILE NO. 82- 3841 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/16/02

File No 82-38[illegible]

02 SEP 13

AR/S
6-30-02

TABCORP
Holdings Ltd

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

TABCORP Holdings Limited
A.B.N. 66 063 780 709
Annual Report
30 June 2002

Contents

Company Directory

Directors

M.B. Robinson AO
Chairman

I.R. Wilson
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

D.J. Simpson
Finance Director

P.H. Wade

R.F.E. Warburton

W.V. Wilson

Company Secretary

P.H. Caillard

Registered Office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Internet Address

www.tabcorp.com.au

Share Registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000

www.asxperpetual.com.au

Auditors

Ernst & Young

Stock Exchange Listing

TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange.

TABCORP Holdings Limited and its controlled entities
Directors' report

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the Company and the economic entity in respect of the financial year ended 30 June 2002, and the related statement of financial performance and statement of cash flows for the year then ended.

Directors

The names and details of the Directors in office at the date of this report are:

Names	Qualifications, experience and special responsibilities
M.B. Robinson AO (Chairman)	Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks during 1996-2001 and was its Managing Partner from 1980 to 1988. Michael is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a Director of Gandel Management Limited, the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is a member of the TABCORP Audit, Remuneration and Compliance Committees.
I.R. Wilson (Managing Director & Chief Executive Officer)	Ross Wilson was Managing Director and Chief Executive Officer of Southcorp Holdings Limited (formerly SA Brewing Holdings Limited) from August 1987 until taking up the position as Managing Director and Chief Executive Officer of TABCORP in 1994. He is Chairman of the Australian Gaming Council, a member of the Business Council of Australia and a member of the Council of Swinburne University of Technology. Mr Wilson is a member of the TABCORP Audit, Remuneration and Compliance Committees.
A.G. Hodgson (Deputy Chairman)	Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of the TABCORP Audit Committee as well as Director and Chairman of the Audit Committee of HSBC Bank Australia Limited. Mr Hodgson is a Director of HSBC Building Society (Australia) Limited, RMG Limited and Chairman of the Advisory Board to the Victorian Rugby Union.

P.G. Satre	Phil Satre has been Chairman of Harrah's Entertainment, Inc. ("Harrah's") since January 1997, Chief Executive Officer of Harrah's since April 1994 and President since April 1991. Mr Satre joined Harrah's in 1980 as Vice-President, General Counsel and Secretary. Mr Satre is a Director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a Director of JDN Realty Company.
D.J. Simpson (Finance Director)	David Simpson was Executive General Manager – Finance of Southcorp Holdings Limited from 1988 until taking up the position of Executive General Manager – Finance of TABCORP in March 1995. He has over 33 years experience in accounting and finance.
P.H. Wade	Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.
R.F.E. Warburton	Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of David Jones Limited, Caltex Australia Limited, Aurion Gold Limited, HSC Ltd and the Board of Taxation. Mr Warburton is also a Director of the Reserve Bank of Australia, Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration Committee.
W.V. Wilson	Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the Executive Director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation. He is Chairman of the TABCORP Compliance Committee.

All Directors held their position as a Director throughout the entire financial year and continue to hold that position.

Directors' Interests

At the date of this report, the relevant interests of the Directors in the shares, options or other instruments of the companies within the economic entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act (2001), are:

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

	TABCORP Holdings Limited Ordinary Shares	Options
M.B. Robinson AO	45,000	
I.R. Wilson	3,726,000	3,000,000*
A.G. Hodgson	100,000	
P.G. Satre	-	
D.J. Simpson	500,000	
P.H. Wade	30,000	
R.F.E. Warburton	12,500	
W.V. Wilson	50,000	

* 3,000,000 options were issued to Mr I.R. Wilson on terms approved at the Annual General Meeting on 10 November 1999 and can only be exercised if certain performance criteria are satisfied (see below). As at the date of this report, Mr I.R. Wilson may exercise up to 2,194,500 options.

Directors' Meetings

During the year the Company held 13 meetings of Directors. The attendances of the Directors at meetings of the Board and its Committees were:

	Board of Directors		Committees of the Board of Directors	
	Attended	Maximum possible attended	Attended	Maximum possible attended
M.B. Robinson AO	13	13	8	8
I.R. Wilson	13	13	8	8
A.G. Hodgson	13	13	4	4
P.G. Satre	12	13	-	-
D.J. Simpson	12	13	-	-
P.H. Wade	12	13	4	6
R.F.E. Warburton	13	13	2	2
W.V. Wilson	13	13	2	2

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The company has an Audit Committee of the Board of Directors which met four times during the year. The Remuneration and Compliance Committees each met twice during the year. The details of the functions and memberships of the committees of the Board are presented in the Statement of Corporate Governance Practices contained in the Annual Report.

Directors' and Officers' Remuneration

Remuneration of Directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For Executive Directors and Officers, remuneration packages generally comprise salary, a performance-based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive Directors are not entitled to performance based bonuses.

At the 1999 Annual General Meeting, shareholders approved the granting of 3,000,000 options to acquire ordinary shares in TABCORP Holdings Limited to Mr I.R. Wilson. These options can only be exercised if certain annual and cumulative benchmarks are achieved. The company's performance placed it in the 91st percentile of the benchmark companies for the year ended 30 June 2002 and in the 64th percentile against the benchmark companies for the three years ending 30 June 2002. This performance entitled Mr I.R. Wilson to exercise 100% of his final year options tranche (750,000 options) and 64.2% of the three year options tranche (1,444,500 options). The value of the 2,194,500 options available to be exercised by Mr I.R. Wilson has been independently valued at $5,836,374 using an option pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option.

Under terms approved by shareholders, the remaining 805,500 options will only be available to be exercised if the company achieves specified performance benchmarks for the period 1 July 1999 to 30 June 2003. Given the nature of these options, the Directors believe it is not feasible to apply a credible value, or range of values, to these options at this stage.

The remuneration provided to Directors and the five most highly remunerated officers are as follows:

	Base Salary(1)	Incentive	Superannuation Benefits	Retirement Benefits(2)	Other Benefits	FBT Payable	Loans(3)	Total(4)
Directors								
M.B. Robinson	247,500		8,803	46,777				256,303
I.R. Wilson	1,402,419	984,217		650,000	106,221	100,975	108,694	3,352,526
A.G. Hodgson	142,500		8,803	26,362				151,303
P.G. Satre	99,900			16,650				99,900
D.J. Simpson	371,371	141,793	85,920		40,283	41,357		680,724
P.H. Wade	105,000		8,400	22,365				113,400
R.F.E. Warburton	95,000		7,600	17,100				102,600
W.V. Wilson	100,000		8,000	18,900				108,000

	Base Salary(1)	Incentive	Superannuation Benefits	Other Benefits	FBT Payable	Total
Senior Executives						
D. Banks	548,057	191,476	119,666	44,880	42,511	946,590
P.R. Broberg	331,716	121,677	73,448	39,936	40,391	607,168
D.E. Elmslie	386,331	121,360	85,690	32,611	33,211	659,203
M.J. Piggott	370,272	143,923	85,344	32,253	30,508	662,300
J.C. Read	284,460	105,885	62,556	28,094	26,700	507,695

(1) Salaries for Executive Directors and Senior Executives include accruals for annual and long service leave.
(2) Retirement benefits for non-executive Directors approved by shareholders on 10 November 1999.
(3) Cost to company to provide low interest/interest free loan(s).
(4) The total does not include retirement benefits for non-executive directors.

Share Options

As at 30 June 2002, no options have been granted by the economic entity other than the options approved by the company's shareholders at the 1999 Annual General Meeting.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

Principal activities

The principal activities of the economic entity during the financial year comprised the provision of gambling and other entertainment services.

Results

Consolidated profit after income tax of the economic entity for the financial year was $261.0 million which was 39.0% above the previous financial year. The economic entity generated profit before interest and tax of $435.3 million, which was 19.2% above the previous financial year. It generated operating revenue of $1,933.1 million, which was 6.6% above the operating revenue achieved in the previous financial year.

Dividends

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$000
Final fully franked dividend for 2001 of 26.0 cents per share on ordinary shares as declared by the Directors and paid on 28 September 2001.	97,018
Interim fully franked dividend for 2002 of 31.0 cents per share on ordinary shares as declared by the Directors on 21 February 2002 and paid on 28 March 2002.	115,707
Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the Directors payable on 27 September 2002.	119,408[1]

Review of operations

The economic entity achieved profit after tax for the year of $261.0 million which was 39.0% ahead of last year. The economic entity continued to generate strong cash flows enabling a $165.5 million reduction in net debt during the year. The economic entity also benefited from the decrease in the corporate taxation rate from 34% to 30%.

During the year, the company's total operating revenue grew by 6.6% to $1,933.1 million with all divisions recording increases compared to the previous year. Basic earnings per share were 70.0 cents, up 38.9% on the previous corresponding period.

---

1 Based on the company's issued share capital of 373,149,834 as at 30 June 2002. The total dividends paid may vary due to cancellation of shares purchased by the company under the share buy-back scheme.

A final dividend of 32 cents per share has been declared. The dividend will be fully franked and payable on 27 September 2002 to shareholders registered on the books at 6 September 2002. This takes the full year dividend to 63 cents, an increase of 12 cents on the previous financial year.

During the financial year, the restrictions on TABCORP shareholdings were amended to enable individual shareholders to hold up to 10% of the company's issued capital (5% previously). In addition, the aggregate 40% foreign ownership restriction was removed.

Wagering

The wagering division generated profit before interest and tax of $63.9 million[2], which was 21.9% above the previous financial year. The wagering division's total operating revenue increased by 6.1% to $403.6 million. This strong result was partly attributable to controlled operating expenses, the soccer world cup and another record spring racing carnival.

Gaming

The gaming division achieved profit before interest and tax of $230.8 million[2] which was 5.7% above the previous financial year. The gaming division's total operating revenue increased by 8.4% to $917.6 million. Costs were increased by the significant rise in the Victorian gaming machine levy.

The gaming division benefited from its strategies of enhancing the comfort, ambience, customer service and quality of products at venues. New games and gaming machines have also been introduced across the network with positive results.

Star City

Star City achieved a profit before interest and tax of $158.5 million[2] which was 41.1% above the previous financial year. Star City's total operating revenue increased by 4.4% to $611.9 million.

Table games at Star City achieved a 5.2% increase in revenue compared to the previous corresponding period driven by the introduction of new games including pontoon pandemonium and even money baccarat together with a much-improved performance in the private gaming room. Electronic gaming machine revenue at Star City increased by 5.8% in part, due to the introduction of new games and gaming machines. During the period, Star City's achieved a 6.7% reduction in total operating expenditure and profit volatility was reduced following suspension of international rebate play.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

Significant events after year end

Mr I.R. Wilson has decided to retire as Managing Director and Chief Executive Officer on 31 August 2002.

---

[2] Based on a full income and expense allocation basis.

Subject to receiving all necessary regulatory approvals, Mr M.J. Slatter will be joining the company in the capacity of Managing Director and Chief Executive Officer in October 2002. Mr Slatter was Chief Finance Officer and a Director AXA Asia Pacific. He has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom in roles which have demonstrated his leadership skills, financial discipline and expertise in acquisitions and their subsequent integration. Mr D.J. Simpson, Finance Director, will serve as acting Managing Director and Chief Executive Officer until Mr M.J. Slatter joins the company.

No other matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Likely developments and future results

The economic entity will continue with the strategies largely responsible for generating the growth in the year under review and is confident that the results achieved in the last financial year can be sustained.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

Change of Auditor

The economic entity appointed Ernst & Young as its auditor effective from 27 May 2002. This appointment follows the merger between Ernst & Young and Arthur Andersen. The resignation of Arthur Andersen was approved by the Australian Securities and Investments Commission.

Directors' interests in contracts

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's accounts.

Environmental Regulation Performance

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a policy of at least complying, but in most cases exceeding its environment performance obligations.

TABCORP Holdings Limited's wholly owned subsidiary, Star City, is a participant in the Federal Government's 'Greenhouse Challenge Program'. Some key initiatives undertaken during the last year include changes to the car park lighting system and review of the airconditioning system. Star City has also achieved a bronze award for energy savings, presented by the Sustainable Energy Development Authority (SEDA). Further initiatives in the mechanical heat ventilation and airconditioning systems are planned in the next 12 months to achieve even greater environmental energy savings.

No environmental breaches have been notified to the economic entity by any government agency.

Indemnification of officers

TABCORP Holdings Limited has entered into a contract insuring each of the Directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act (2001) further details have not been disclosed due to confidentiality provisions in the insurance contracts.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Corporate Governance

The Directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. The corporate governance statement is contained in another section of this annual report.

This report has been signed in accordance with a resolution of Directors.

M.B. Robinson
Director

I.R. Wilson
Director

Melbourne
15 August 2002

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Financial Performance for the Year Ended 30 June 2002

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Total operating revenues	2	**1,933,052**	1,812,959	**22,654**	21,702
Other revenues from ordinary activities	2	**34,607**	24,598	**269,793**	219,817
Revenues from ordinary activities	2	**1,967,659**	1,837,557	**292,447**	241,519
Government taxes and levies		**(609,591)**	(559,920)	**-**	-
Commissions and fees		**(428,629)**	(403,558)	**(10,194)**	(15,191)
Employee costs		**(227,084)**	(237,961)	**(18,958)**	(16,949)
Depreciation and amortisation		**(108,522)**	(113,381)	**(1,899)**	(1,709)
Property rentals, rates and maintenance		**(23,024)**	(24,425)	**(2,799)**	(2,489)
Computer costs		**(6,902)**	(5,525)	**(800)**	(665)
Advertising and promotions		**(26,013)**	(26,639)	**(3,319)**	(2,968)
Written down value of non-current assets sold		**(4,788)**	(1,372)	**(209)**	(306)
Professional and contract services		**(3,961)**	(3,779)	**(1,363)**	(1,180)
Share Registry expenses		**(568)**	(522)	**(568)**	(522)
Audit and review services		**(527)**	(547)	**(248)**	(248)
Borrowing costs		**(56,009)**	(70,994)	**(5,144)**	(5,178)
Other expenses from ordinary activities		**(88,646)**	(90,401)	**(4,835)**	(4,558)
Profit from ordinary activities before income tax expense		**383,395**	298,533	**242,111**	189,556
Income tax (expense)/benefit relating to ordinary activities	4	**(122,436)**	(110,851)	**(890)**	303
Net profit attributable to members of the parent entity		**260,959**	187,682	**241,221**	189,859
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**-**	-	**-**	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**260,959**	187,682	**241,221**	189,859
Basic earnings per share (cents per share)	6	**70.0**	50.4		
Diluted earnings per share (cents per share)	6	**69.4**	50.0		
Basic earnings per share (cents per share) (pre amortisation of goodwill)	6	**74.8**	55.3		
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	6	**74.2**	54.9		

The accompanying notes form an integral part of this statement of financial performance.

Statement of Financial Position as at 30 June 2002

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Current Assets					
Cash assets	7	126,843	123,534	221	3,989
Receivables	8	9,505	7,612	278,726	230,287
Inventories	9	4,638	4,968	-	-
Other	10	21,431	17,300	3,861	2,795
Total current assets		162,417	153,414	282,808	237,071
Non-Current Assets					
Receivables	11	-	-	593,929	581,229
Other financial assets	12	-	-	3,241	3,241
Property, plant and equipment	13	802,313	850,258	4,710	5,077
Intangible assets - licences	14	833,905	836,515	597,424	597,450
Intangible assets - other	15	510,881	531,860	-	-
Deferred tax assets	16	21,916	38,784	2,986	3,576
Other	17	82,246	91,144	35,976	34,678
Total non-current assets		2,251,261	2,348,561	1,238,266	1,225,251
TOTAL ASSETS		2,413,678	2,501,975	1,521,074	1,462,322
Current Liabilities					
Payables	18	115,735	105,025	142,285	119,640
Interest bearing liabilities	19	144,000	229,052	-	-
Current tax liabilities	21	28,252	24,854	-	-
Provisions	22	146,961	121,728	121,679	98,846
Other	23	291	446	-	-
Total current liabilities		435,239	481,105	263,964	218,486
Non-Current Liabilities					
Payables	24	2,122	5,745	23,644	23,767
Interest bearing liabilities	25	632,898	710,000	-	-
Deferred tax liabilities	26	56,888	52,408	461	510
Provisions	27	9,060	8,059	549	532
Other	28	1,094	1,448	-	-
Total non-current liabilities		702,062	777,660	24,654	24,809
TOTAL LIABILITIES		1,137,301	1,258,765	288,618	243,295
NET ASSETS		1,276,377	1,243,210	1,232,456	1,219,027
Equity					
Contributed equity	29	1,226,366	1,218,819	1,226,366	1,218,819
Retained profits	30	50,011	24,391	6,090	208
TOTAL EQUITY		1,276,377	1,243,210	1,232,456	1,219,027

The accompanying notes form an integral part of this statement of financial position.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Cash Flows for the Year Ended 30 June 2002

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Cash Flows from Operating Activities					
Net cash receipts in the course of operations		1,975,264	1,834,553	51,540	50,047
Payments to suppliers, service providers and employees		(835,363)	(824,976)	(37,936)	(47,656)
(Payment)/refund of Government levies, betting taxes and GST		(573,150)	(523,279)	(2,080)	3,865
Dividends received		-	-	199,518	148,775
Interest received		4,202	4,308	717	658
Interest and other costs of finance paid		(57,730)	(64,618)	(1)	-
Income tax paid		(98,517)	(136,323)	370	(1,512)
Net operating cash flows	33(b)	414,706	289,665	212,128	154,177
Cash Flows from Investing Activities					
Loans pursuant to employee share plan		6,039	6,993	6,039	6,993
Payment for property, plant and equipment		(46,817)	(47,005)	(2,867)	(1,191)
Proceeds from sale of property, plant and equipment		5,281	1,691	458	339
Other		153	1,427	153	1,196
Loans advanced to controlled entities		-	-	(6,500)	(5,152)
Loans repaid by controlled entities		-	-	166	17,296
Net investing cash flows		(35,344)	(36,894)	(2,551)	19,481
Cash Flows from Financing Activities					
Loans from controlled entities		-	-	10,000	38,218
Repayment of loans from controlled entities		-	-	(9,425)	(26,000)
Proceeds from borrowings		280,000	262,000	-	-
Repayment of borrowings		(442,133)	(291,133)	-	-
Dividends paid		(212,725)	(182,290)	(212,725)	(182,290)
Payment for share buy-back		(1,195)	-	(1,195)	-
Net financing cash flows		(376,053)	(211,423)	(213,345)	(170,072)
Net increase/(decrease) in cash held		3,309	41,348	(3,768)	3,586
Cash at the beginning of the financial year		123,534	82,186	3,989	403
Cash at the end of the financial year	33(a)	126,843	123,534	221	3,989

The accompanying notes form an integral part of this statement of cash flows.

Note 1 Statement of Significant Accounting Policies

The significant policies which have been adopted in the preparation of these financial statements are:

(a) *Basis of Preparation*

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act (2001). The accounting policies used are consistent with those adopted in the previous year. The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

(b) *Principles of Consolidation*

The consolidated financial statements of the economic entity include the financial statements of the parent entity, TABCORP Holdings Limited, and its controlled entities, referred to collectively throughout these financial statements as the "economic entity". Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(c) *Goodwill*

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

(d) *Revenue Recognition*

<u>Revenue</u>

Wagering and Gaming revenue is recognised as the residual value after deducting the statutory return to customers from the Wagering and Gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services.
Revenues from ordinary operations includes revenue derived from monitoring operations which is recognised as earned.

<u>Interest Income</u>

Interest income is recognised as it accrues.

<u>Asset Sales</u>

The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

(e) *Foreign Currency*

Foreign Currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.
Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

(f) *Taxation*

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse.
Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt.
Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

(g) *Non-Current Assets*

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

(h) *Financial Instruments*

Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non interest bearing.
A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified.

Short term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non interest bearing.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred.

Note 1 Statement of Significant Accounting Policies (continued)

(h) Financial instruments (continued)

Bank bills are carried at the principal amount.

Loans pursuant to employee share plan are held at the outstanding value applicable to the loan at balance date.

The provision for dividend is payable on the day as disclosed in the Directors' Report, and is non interest bearing.

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Refer to Note 40(c) for details of interest rate swap agreements.

(i) Property, Plant and Equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

- buildings	1.05% to 11.11%
- leasehold improvements	1.05% to 25.00%
- plant and equipment	5.26% to 33.33%
- consumables	20.00% to 33.33%

Freehold land is recorded at cost and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

(j) Licences

The wagering and gaming licence has not been amortised as the payment to be received by the parent entity under Section 21 of the Gaming and Betting Act 1994 at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012.
The casino licence is amortised over the life of the casino licence, being ninety-nine years, from the date of issue, 14 December 1994.
Other licences are amortised over the period of operation of the licences.

(k) Rights to Management Agreement

The rights to the Casino Complex Management Agreement in relation to the operation, management and supervision of the casino is being amortised over the life of the agreement, which coincides with the term of the casino licence.

(l) Rental Expenditure

The payment made for rental in advance for the casino site for twelve years has been deferred in the statement of financial position and is being amortised over twelve years commencing from the date of issue of the casino licence, being 14 December 1994.
The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position and is being amortised over ninety-five years commencing from the date of acquisition of the site, being 5 December 1997.

(m) Deferred Revenue

Deferred Revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease; deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts, and third party contributions to a capital project which is being reduced over five years.

(n) Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are proposed by the controlled entities.

(o) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

(p) Employee Entitlements

Annual Leave

The provision for employee entitlements to annual leave represents the amount which the economic entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated at nominal amounts based on current wage and salary rates and includes on-costs.

Long Service Leave

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.
Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the interest rate applicable to 10 year Commonwealth Government bonds at balance date.
In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

Note 1 Statement of Significant Accounting Policies (continued)

(p) Employee Entitlements (continued)

Employee Share Plan

A TABCORP employee share plan has been established under which shares in TABCORP Holdings Limited and loans to acquire shares in the parent entity are made available to eligible employees (refer Note 31).

Superannuation

TABCORP Holdings Limited and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred (refer Note 31).

Workers' compensation

Star City Holdings Limited self-insures in relation to workers' compensation, and a provision has been brought to account (refer Note 22).

(q) Joint Venture Operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation (refer Note 37).

(r) Rounding of amounts

The company is of a kind referred to in class order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest thousand dollars.

(s) Comparative Information

Comparative information has been reclassified to achieve consistency in disclosure with current financial year and other disclosures, where necessary.

(t) Changes in Accounting Policy

In the prior year, in accordance with the requirements of AASB 1041 'Revaluation of Non-Current Assets', capital works in progress and freehold land previously carried at valuation were reverted to a cost basis of measurement. For the purpose of transitioning to a cost basis, the existing revalued carrying amounts at 1 July 2000 were deemed to be their cost. This change in policy had no impact on the financial position or financial performance of the consolidated entity as presented in this financial report.

Note 2 Profit from ordinary activities

	Consolidated		TABCORP Holdings	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Profit from ordinary activities has been determined after crediting the following revenues:				
Total operating revenues	**1,933,052**	1,812,959	**22,654**	21,702
Other revenues:				
Interest received or due and receivable from:				
- related parties	**-**	-	**6**	9
- other than related parties	**4,103**	4,460	**695**	679
Dividends received or due and receivable from related parties	**-**	-	**240,200**	192,000
Gross proceeds from sale of non-current assets (a)	**5,281**	1,473	**458**	339
Rental from properties	**2,556**	2,529	**45**	46
Net foreign exchange gain	**2,039**	2,420	**-**	-
Other revenue items	**20,628**	13,716	**28,389**	26,744
Total other revenues	**34,607**	24,598	**269,793**	219,817
Total revenues from ordinary activities	**1,967,659**	1,837,557	**292,447**	241,519
(a) Net gain on disposal of property, plant and equipment	**492**	101	**249**	33

		Consolidated		TABCORP Holdings	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Note 2	*Profit from ordinary activities (continued)*				
	Profit from ordinary activities has been determined after charging the following expenses:				
	Depreciation of:				
	- buildings	5,709	5,339	-	-
	- leasehold improvements	2,067	1,974	-	-
	- plant and equipment	67,821	72,327	1,899	1,709
	- consumables	185	848	-	-
	Total depreciation	75,782	80,488	1,899	1,709
	Amortisation of:				
	- goodwill	17,952	18,093	-	-
	- casino licence	2,584	2,591	-	-
	- other licences	26	26	-	-
	- rights to management agreement	2,185	2,185	-	-
	- leased assets capitalised	2	7	-	-
	- rental in advance	9,991	9,991	-	-
	Total amortisation	32,740	32,893	-	-
	Operating lease rentals:				
	- minimum lease payments	7,252	7,641	2,206	2,075
	Borrowing costs:				
	- related parties	-	-	5,143	5,178
	- other parties	56,008	70,992	1	-
	- finance charges on capitalised leases	1	2	-	-
	Net bad and doubtful debts expense	(915)	1,161	-	-
	Amounts set aside to provisions for:				
	- employee entitlements	13,572	13,631	324	1,042
	- inventory obsolescence	180	229	-	-
	Total amount set aside to provisions	13,752	13,860	324	1,042
Note 3	**Auditors' Remuneration**				
	Total remuneration received or due and receivable by the auditors of TABCORP Holdings Limited and its controlled entities in respect of:				
	- audit and review services	527	547	248	248
	- other services	20	107	-	-
Note 4	**Income Tax**				
	INCOME TAX EXPENSE				
	The difference between income tax expense/(benefit) provided in the financial statements and the prima facie income tax expense/(benefit) is reconciled as follows:				
	Profit from ordinary activities before income tax expense	383,395	298,533	242,111	189,556
	Prima facie tax thereon at 30% (2001: 34%)	115,018	101,501	72,633	64,449
	Tax effect of permanent and other differences:				
	- dividends received	-	-	(72,060)	(65,280)
	- amortisation of goodwill	5,386	6,152	-	-
	- amortisation of rights to management agreement	656	743	-	-
	- amortisation of licences	783	890	-	-
	- sundry items	744	1,092	222	179
	- (over)/under provision in prior year	(151)	(1,827)	95	1
	- restatement due to change in tax rates	-	2,300	-	348
	Aggregate income tax expense/(benefit)	122,436	110,851	890	(303)
	Aggregate income tax expense/(benefit) comprises movements in:				
	- provision for income tax - (increase)	(100,321)	(86,110)	(349)	(945)
	- provision for deferred income tax - (increase)/decrease	(4,480)	(4,107)	49	152
	- future income tax benefits - increase/(decrease)	(17,635)	(20,634)	(590)	1,096
	Income tax (expense)/benefit	(122,436)	(110,851)	(890)	303

		Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 5	**Dividends**					
	Dividends provided for or paid by the economic entity are:					
	(a) an interim dividend of 31.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 28 March 2002 (2001: 25.0 cents per share, franked to 100% with Class C (34%) franking credits was paid on 30 March 2001)		**115,707**	93,071	**115,707**	93,071
	(b) a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits, is provided (2001: 26.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001)	22	**119,408**	96,794	**119,408**	96,794
	(c) a final dividend of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001 (2001: a final dividend of 24.0 cents per share applicable to shares issued on 6 September 2000, franked to 100% with Class C (34%) franking credits was paid on 29 September 2000)		**224**	36	**224**	36
		30	**235,339**	189,901	**235,339**	189,901

FRANKING CREDITS

	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Franking credits/(debits) available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of proposed dividends and receipt of dividends receivable - calculated under the tax paid basis (2001: calculated under the former imputation system basis)	**125**	(575)

		Consolidated 2002 $'000	Consolidated 2001 $'000
Note 6	**Earnings per share**		
	Reconciliation of earnings used in calculating earnings per share:		
	Profit from ordinary activities after related income tax expense	**260,959**	187,682
	Earnings used in calculating basic and diluted earnings per share	**260,959**	187,682
	Add goodwill amortisation	**17,952**	18,093
	Earnings used in calculating basic and diluted earnings per share (pre amortisation of goodwill)	**278,911**	205,775

	Consolidated 2002 Number	Consolidated 2001 Number
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**373,051,931**	372,071,766
Add potential ordinary shares, being options issued on 1 July 1999	**3,000,000**	3,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**376,051,931**	375,071,766

		Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 7	**Cash Assets**					
	Cash on hand and in banks		**57,505**	58,852	**-**	249
	Short term deposits, maturing within 30 days		**69,338**	40,423	**221**	3,740
	Bank accepted bills, maturing within 60 days		**-**	24,259	**-**	-
		33(a)	**126,843**	123,534	**221**	3,989
Note 8	**Receivables (Current)**					
	Trade debtors		**11,105**	10,702	**-**	-
	Provision for doubtful debts		**(4,340)**	(6,178)	**-**	-
			6,765	4,524	**-**	-
	Sundry debtors		**2,557**	2,822	**132**	2,446
	Amounts receivable from controlled entities		**-**	-	**278,577**	227,817
	Accrued interest income		**183**	266	**17**	24
			9,505	7,612	**278,726**	230,287

		Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 9	**Inventories (Current)**				
	Consumable stores at cost	5,143	5,220	-	-
	Provision for obsolescence	(776)	(666)	-	-
		4,367	4,554	-	-
	Finished goods and stores at net realisable value	271	414	-	-
		4,638	4,968	-	-
Note 10	**Other Assets (Current)**				
	Rental in advance	10,214	10,214	-	-
	Prepayments	7,805	4,752	526	540
	Loans pursuant to employee share plan	3,335	2,255	3,335	2,255
	Other	77	79	-	-
		21,431	17,300	3,861	2,795

Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment.

		Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 11	**Receivables (Non-Current)**				
	Amounts receivable from controlled entities	-	-	593,929	581,229
Note 12	**Other Financial Assets (Non-Current)**				
	Shares in controlled entities - at cost	-	-	3,241	3,241
Note 13	**Property, Plant and Equipment**				
	Land and buildings:				
	Freehold land				
	- at cost	15,994	19,146	-	-
	Buildings:				
	- at cost	475,808	475,819	-	-
	- accumulated depreciation	(26,544)	(21,317)	-	-
		449,264	454,502	-	-
	Total land and buildings, net	465,258	473,648	-	-
	Capital works in progress:				
	- at cost	755	755	-	-
	Leasehold improvements:				
	- at cost	23,333	20,867	-	-
	- accumulated depreciation	(12,137)	(9,504)	-	-
	Total leasehold improvements, net	11,196	11,363	-	-
	Consumables:				
	- at cost	9,789	9,789	-	-
	- accumulated depreciation	(4,821)	(4,636)	-	-
	Total consumables, net	4,968	5,153	-	-
	Leased plant and equipment:				
	- at cost	-	45	-	-
	- accumulated amortisation	-	(25)	-	-
	Total leased plant and equipment, net	-	20	-	-
	Plant and equipment:				
	- at cost	717,512	693,234	9,681	8,873
	- accumulated depreciation	(397,376)	(333,915)	(4,971)	(3,796)
	Total plant and equipment, net	320,136	359,319	4,710	5,077
		802,313	850,258	4,710	5,077

(a) Independent valuations of applicable freehold land and buildings were carried out as at 30 June 2001 and at 31 December 1999 in accordance with the economic entity's policy of obtaining an independent valuation of land and buildings every three years. These valuations are on the basis of the open market value of the properties concerned in either their existing use or alternative use where the properties are identified as not long term operational assets.
The directors are of the opinion that these bases provide a reasonable estimate of recoverable amount.

		Valuation $'000	Carrying Value $'000
The amount of the valuation as at 30 June 2001 is:	- Consolidated:	460,127	455,853
The amount of the valuation as at 31 December 1999 is:	- Consolidated:	12,200	12,200

(b) Refer to Note 20 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 13 *Property, Plant and Equipment (continued)*

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Freehold Land	Buildings	Capital works in progress	Leasehold Improvements	Consumables	Leased plant and equipment	Plant and equipment
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 - Consolidated							
Carrying amount at beginning of year	19,146	454,502	755	11,363	5,153	20	359,319
Additions	-	922	-	2,654	-	-	43,141
Disposals	(3,152)	(451)	-	(118)	-	(18)	(3,440)
Depreciation / Amortisation expense	-	(5,709)	-	(2,703)	(185)	(2)	(78,884)
Carrying amount at end of year	15,994	449,264	755	11,196	4,968	-	320,136
2002 - TABCORP Holdings Limited							
Carrying amount at beginning of year	-	-	-	-	-	-	5,077
Additions	-	-	-	-	-	-	1,977
Disposals	-	-	-	-	-	-	(445)
Depreciation / Amortisation expense	-	-	-	-	-	-	(1,899)
Carrying amount at end of year	-	-	-	-	-	-	4,710

	Note	Consolidated 2002	Consolidated 2001	TABCORP Holdings 2002	TABCORP Holdings 2001
		$'000	$'000	**$'000**	$'000
Note 14 Intangible Assets - Licences					
Wagering and Gaming licence at cost	1(j)	**597,240**	597,240	**597,240**	597,240
Casino licence:					
- at cost	1(j)	**256,000**	256,000	**-**	-
- accumulated amortisation		**(19,519)**	(16,935)	**-**	-
		236,481	239,065	**-**	-
Other licences:					
- at cost	1(j)	**280**	280	**280**	280
- accumulated amortisation		**(96)**	(70)	**(96)**	(70)
		184	210	**184**	210
		833,905	836,515	**597,424**	597,450
Note 15 Intangible Assets - Other					
Goodwill:					
- at cost		**359,793**	360,635	**-**	-
- accumulated amortisation		**(48,741)**	(30,789)	**-**	-
		311,052	329,846	**-**	-
Rights to Management Agreement:					
- at cost		**205,224**	205,224	**-**	-
- accumulated amortisation		**(5,395)**	(3,210)	**-**	-
		199,829	202,014	**-**	-
		510,881	531,860	**-**	-

		Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 16	**Deferred Tax Assets**					
	Future income tax benefits		**21,916**	38,784	**2,986**	3,576
	Future income tax benefit comprises the estimated future benefit at current income tax rates on the following items:					
	- tax losses carried forward		**1,096**	16,222	**-**	-
	- timing differences		**20,820**	22,562	**2,986**	3,576
			21,916	38,784	**2,986**	3,576
Note 17	**Other Assets (Non-Current)**					
	Rental in advance		**46,204**	56,409	**-**	-
	Loans to executive directors	38(c)	**5,598**	5,923	**5,598**	5,923
	Loans pursuant to employee share plan		**30,378**	28,755	**30,378**	28,755
	Other		**66**	57	**-**	-
			82,246	91,144	**35,976**	34,678

Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment.

		Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 18	**Payables (Current)**					
	Trade creditors and accrued expenses - unsecured		**115,735**	105,025	**4,377**	1,746
	Amounts due to controlled entities		**-**	-	**137,908**	117,894
			115,735	105,025	**142,285**	119,640
Note 19	**Interest Bearing Liabilities (Current)**					
	Bank loans - unsecured	20	**44,000**	228,898	**-**	-
	Bank loans - secured	20	**100,000**	-	**-**	-
	Other loans		**-**	133	**-**	-
	Lease liabilities	32(c)	**-**	21	**-**	-
			144,000	229,052	**-**	-

Details of the security relating to the bank overdraft is disclosed in note 20.

		Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 20	**Financing Arrangements**					
	The economic entity has access to the following financing facilities:					
	Total facilities available:					
	Working capital		**150,000**	200,000	**-**	-
	Term debt/Revolving		**900,000**	1,205,000	**-**	-
			1,050,000	1,405,000	**-**	-
	Facilities utilised at balance date:					
	Working capital	19, 25	**44,000**	91,000	**-**	-
	Term debt/Revolving	19, 25	**732,898**	847,898	**-**	-
			776,898	938,898	**-**	-
	Facilities not utilised at balance date:					
	Working capital		**106,000**	109,000	**-**	-
	Term debt/Revolving		**167,102**	357,102	**-**	-
			273,102	466,102	**-**	-

The economic entity has two distinct financing facilities. One to meet the general requirements of the group, and the other established by Star City Holdings Limited and its controlled entities ("Star").

General Requirements

This facility consists of:

- a $100 million working capital facility expiring 30 June 2003;
- a $200 million revolving facility expiring 30 June 2004; and
- a $350 million revolving facility expiring 30 June 2005.

Existing loans incur interest at the bank bill swap rate (BBSY) on the date of funding for the term equivalent to the funding period plus an agreed margin.

Each of the above facilities is subject to a negative pledge agreement under which the economic entity undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover.

Note 20 Financing Arrangements(continued)

Star facilities

Star have a facility as follows:

- a $100 million revolving facility expiring 30 June 2003;
- a $250 million revolving facility expiring 30 June 2004; and
- a $50 million working capital facility which is to be utilised for general corporate purposes and the Star City Complex. This facility is renewable annually.

Bank bills have an average maturity of 30 days.

Star was granted a Group Limit Facility on 10 May 1996 which enables certain of the controlled entities of Star to net the balances of the bank accounts required as part of the working capital facility.

These facilities have been secured by charges over assets (as detailed below), undertakings and cash flows of Star.

		Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
	The carrying amount of non-current assets pledged as security are:					
	- Property, plant and equipment		663,289	694,256		
Note 21	**Current Tax Liabilities**					
	Taxation		28,252	24,854	-	-
Note 22	**Provisions (Current)**					
	Dividends	5	119,408	96,794	119,408	96,794
	Employee entitlements	31	18,280	19,143	2,244	2,052
	Workers' compensation		9,051	3,480	-	-
	Other		222	2,311	27	-
			146,961	121,728	121,679	98,846
Note 23	**Other Liabilities (Current)**					
	Deferred revenue		291	446	-	-
Note 24	**Payables (Non-Current)**					
	Trade creditors and accrued expenses - unsecured		2,122	5,745	122	245
	Amounts due to controlled entities		-	-	23,522	23,522
			2,122	5,745	23,644	23,767
Note 25	**Interest Bearing Liabilities (Non-Current)**					
	Bank loans - unsecured	20	472,898	350,000	-	-
	Bank loans - secured	20	160,000	360,000	-	-
			632,898	710,000	-	-
	Details of the security relating to the bank loans is disclosed in note 20.					
Note 26	**Deferred Tax Liabilities**					
	Provision for deferred income tax - timing difference		56,888	52,408	461	510
Note 27	**Provisions (Non-Current)**					
	Employee entitlements	31	7,322	6,311	549	532
	Other		1,738	1,748		
			9,060	8,059	549	532
Note 28	**Other Liabilities (Non-Current)**					
	Deferred revenue		1,094	1,448	-	-

		Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 29	**Contributed Equity**				
	Issued and paid up capital:				
	Ordinary shares, fully paid	**1,226,366**	1,218,819	**1,226,366**	1,218,819

(a) Movements in ordinary share capital:

Date	Details	Number of shares	Issue price $	$'000
1 July 2000	Opening balance	371,593,834		1,211,454
6 September 2000	issue to employees under the Employee Share Plan (i)	152,500	9.70	1,479
3 November 2000	issue to employees under the Employee Share Plan (i)	537,500	10.95	5,886
30 June 2001	Balance	372,283,834		1,218,819
30 August 2001	issue to employees under the Employee Share Plan (i)	43,500	9.02	392
7 September 2001	issue to employees under the Employee Share Plan (i)	818,000	9.02	7,378
28 September 2001	issue to employees under the Employee Share Plan (i)	104,500	9.30	972
15 May 2002	shares bought back (ii)	(100,000)		(1,195)
30 June 2002	Balance	373,149,834		1,226,366

(i) refer Note 31 for details of the Employee Share Plan
(ii) on 23 April 2002 the company announced plans to enter into an on-market share buy-back for up to 5% of the issued capital. As at 30 June 2002, the company had purchased and cancelled 100,000 shares.

(b) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Options
At the 1999 Annual General Meeting, shareholders approved the granting of 3,000,000 options to Mr I.R.Wilson to acquire ordinary shares in TABCORP Holdings Limited. These options were granted in four tranches and will be exercisable at $10.18, subject to the achievement of certain annual and cumulative performance benchmarks. To the extent to which any options are not able to be exercised or are not exercised by 30 June 2004, they will lapse.

		Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 30	**Retained Profits**					
	Retained profits at the beginning of the financial year		**24,391**	26,610	**208**	250
	Net profit attributable to members of the parent entity		**260,959**	187,682	**241,221**	189,859
	Dividends provided for or paid	5	**(235,339)**	(189,901)	**(235,339)**	(189,901)
	Retained profits at the end of the financial year		**50,011**	24,391	**6,090**	208
Note 31	**Employee Entitlements**					
	AGGREGATE EMPLOYEE ENTITLEMENTS, INCLUDING ON-COSTS					
	Current	22	**18,280**	19,143	**2,244**	2,052
	Non-current	27	**7,322**	6,311	**549**	532
			25,602	25,454	**2,793**	2,584

	Consolidated 2002	Consolidated 2001	TABCORP Holdings 2002	TABCORP Holdings 2001

Note 31 *Employee Entitlements (continued)*

EMPLOYEE NUMBERS

	Consolidated 2002	Consolidated 2001	TABCORP Holdings 2002	TABCORP Holdings 2001
Number of employees at 30 June (full time equivalent employees)	3,631	4,499	185	174

EMPLOYEE SHARE PLAN

A TABCORP Employee Share Plan has been established and approved by shareholders under which shares in the parent entity and loans to acquire shares in the parent entity are available to eligible employees. Other than shares applied for in the TABCORP float. the shares are issued at market price at the date of offer. The maximum number of shares that can be outstanding at any time under the Plan is limited to 3% of the issued capital of the parent entity.

Details of the employee share plan for the parent entity are as follows:

	Ordinary shares			
	(a) 2002	(b) 2002	(a) 2001	(b) 2001
Total number issued to employees during the year ('000)	1,163	-	690	-
Total number issued to employees since commencement of the plan ('000)	9,102	3,500	7,939	3,500
Total number that have become available for purchase since commencement of the plan ('000)	24,496	3,500	17,384	3,500
Purchase entitlements not taken up by employees are not available at balance date for purchase.				
Total number of employees eligible to participate in this plan at balance date	2,810	1	4,043	1
Total number of employees participating in this plan at balance date	650	1	1,315	1
Total market value, at date of issue, of issues during the year ($'000)	10,487	-	7,365	-
Proceeds received from issues during the year ($'000)	10,586	-	7,365	-

(a) shares issued to employees

(b) shares issued to a director under a service agreement.

SUPERANNUATION FUNDS

The economic entity maintains two superannuation funds covering all of its employees and the employees of controlled entities.

The TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund comprise:

(a) a defined benefit section (closed to new entrants): providing benefits based on salary and length of service; and

(b) an accumulation section: providing benefits based on contributions accumulated with interest.

An additional section is included in the TABCORP Staff Superannuation Fund covering non-executive directors of TABCORP Holdings Limited which provides benefits based on remuneration and period of service, as approved by shareholders.

The most recent actuarial reviews of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund were carried out effective at 1 July 2001 by Mr A. Sach, FIAA, of Mercer Human Resources Consulting Pty Ltd. The actuary's investigation for those reviews confirmed that both Funds held sufficient assets to meet any benefits that would have been vested under each Fund in the event of termination of the Funds or the voluntary or compulsory termination of employment of each employee.

The next actuarial investigations of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund will be undertaken as at 30 June 2004.

TABCORP Holdings Limited and controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or trust deeds; legal enforceability is dependent on the terms of the legislation and the trust deeds. The rate of payment of contributions to the Funds is based on advice from the actuary.

The information disclosed at the last actuarial review of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund is as follows:

	TABCORP Superannuation Fund $'000	TABCORP Staff Superannuation Fund $'000	Total $'000
At 30 June 2001			
Fund assets at market value	40,252	55,952	96,204
Accrued benefits	26,413	41,573	67,986
Excess of fund assets over accrued benefits	13,839	14,379	28,218

Information disclosed in the most recent audited financial statements of both Funds is as follows:

	TABCORP Superannuation Fund $'000	TABCORP Staff Superannuation Fund $'000	Total $'000
At 30 June 2001			
Fund assets at market value	40,252	55,952	96,204
Vested benefits	23,812	37,609	61,421
At 30 June 2000			
Fund assets at market value	38,621	46,341	84,962
Vested benefits	20,499	24,365	44,864

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 32 Commitments					
(a) CAPITAL EXPENDITURE COMMITMENTS					
Contracted but not provided for and payable not later than one year		**7,481**	4,280	**774**	745
(b) OPERATING LEASE COMMITMENTS					
Contracted but not provided for and payable:					
Not later than one year		**9,202**	9,045	**2,270**	2,247
Later than one year but not later than five years		**28,846**	27,844	**8,615**	10,150
Later than five years		**30,169**	35,279	**-**	1,659
		68,217	72,168	**10,885**	14,056
Non-cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments expected to be received:					
Not later than one year		**1,670**	2,426	**-**	-
Later than one year but not later than five years		**2,882**	4,871	**-**	-
Later than five years		**1,095**	1,648	**-**	-
		5,647	8,945	**-**	-

The consolidated entity leases property under operating leases expiring from one year to ninety-one years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
(c) FINANCE LEASE COMMITMENTS					
Not later than one year		**-**	21	**-**	-
Lease liabilities provided for in the financial statements:					
Current	19	**-**	21	**-**	-

The consolidated entity leased a motor vehicle under a finance lease which expired during the year. At the end of the lease term the consolidated entity purchased the motor vehicle at a price of $18,179.

Note 33 Notes to the Statement of Cash Flows

(a) *Reconciliation of cash*

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts.

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Cash	7	**126,843**	123,534	**221**	3,989

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	TABCORP Holdings 2002 $'000	TABCORP Holdings 2001 $'000
Note 33 Notes to the Statement of Cash Flows (continued)					
(b) *Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities*					
Profit from ordinary activities after income tax		**260,959**	187,682	**241,221**	189,859
Add/(less) items classified as investing/financing activities:					
Profit on sale of non-current assets		**(492)**	(101)	**(249)**	(33)
Add/(less) non-cash income and expense items:					
Depreciation expense		**75,782**	80,488	**1,899**	1,709
Amortisation expense		**22,749**	22,902	**-**	-
Write-off of fixed assets		**676**	550	**236**	-
Net cash provided by operating activities before change in assets and liabilities		**359,674**	291,521	**243,107**	191,535
Change in assets and liabilities:					
(Increase)/decrease in:					
- trade and sundry debtors		**(1,955)**	(1,600)	**2,314**	(2,393)
- inventories		**286**	(43)	**-**	-
- prepayments		**7,147**	11,993	**14**	(159)
- accrued interest income		**83**	(121)	**7**	(21)
- amounts receivable from controlled entities		**-**	-	**(42,804)**	(28,054)
- future income tax benefits		**17,635**	21,617	**590**	(953)
(Decrease)/increase in:					
- trade creditors and accrued expenses		**19,482**	10,827	**3,570**	(2,207)
- amounts due to controlled entities		**-**	-	**5,143**	(4,048)
- provisions		**4,985**	369	**236**	408
- provision for deferred income tax		**4,480**	4,322	**(49)**	(152)
- provision for income tax		**3,398**	(49,425)	**-**	221
- deferred revenue		**(509)**	205	**-**	-
Net cash provided by operating activities		**414,706**	289,665	**212,128**	154,177

Note 34 Segment Information

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming — Gaming machine operations in licenced clubs and hotels.
- Star City — Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

	Wagering $'000	Gaming $'000	Star City $'000	Segment Total $'000	Unallocated $'000	Eliminations $'000	Consolidated $'000
2002 Consolidated							
Total operating revenues - external	403,610	917,569	611,873	1,933,052			1,933,052
Other revenues from ordinary activities - external	19,763	4,901	5,383	30,047	4,560		34,607
Intersegment Revenue			22	22		(22)	-
Revenues from ordinary activities	423,373	922,470	617,278	1,963,121	4,560	(22)	1,967,659
Segment Result (pre amortisation of goodwill)	66,788	236,278	160,049	463,115			463,115
Segment Result	**66,689**	**236,278**	**142,196**	**445,163**	**-**	**-**	**445,163**
Unallocated interest revenue					4,103		4,103
Unallocated other revenue					457		457
Unallocated interest expense					(56,009)		(56,009)
Unallocated expenses					(10,319)		(10,319)
Result from ordinary activities before income tax expense	66,689	236,278	142,196	445,163	(61,768)	-	383,395
Income tax expense							(122,436)
Net profit attributable to members of the parent entity							260,959
Depreciation and amortisation	10,591	25,534	72,006	108,131			
Non cash expenses other than depreciation and amortisation	39,254	14,717	53,271	107,242			
Segment Assets	211,902	624,919	1,529,246	2,366,067	52,659	(5,048)	2,413,678
Segment Liabilities	63,744	21,589	52,264	137,597	1,004,752	(5,048)	1,137,301
Acquisition of non-current assets	19,403	17,087	10,227	46,717	-	-	46,717

Note 34 Segment Information (continued)

	Wagering $'000	Gaming $'000	Star City $'000	Segment Total $'000	Unallocated $'000	Eliminations $'000	Consolidated $'000
2001 Consolidated							
Total operating revenues - external	380,339	846,349	586,271	1,812,959			1,812,959
Other revenues from ordinary activities - external	11,747	2,058	6,100	19,905	4,693		24,598
Intersegment Revenue			111	111		(111)	-
Revenues from ordinary activities	392,086	848,407	592,482	1,832,975	4,693	(111)	1,837,557
Segment Result (pre amortisation of goodwill)	55,242	224,322	113,389	392,953			392,953
Segment Result	**55,142**	**224,322**	**95,396**	**374,860**	**-**	**-**	**374,860**
Unallocated interest revenue					4,460		4,460
Unallocated other revenue					233		233
Unallocated interest expense					(70,994)		(70,994)
Unallocated expenses					(10,026)		(10,026)
Result from ordinary activities before income tax expense	55,142	224,322	95,396	374,860	(76,327)	-	298,533
Income tax expense							(110,851)
Net profit attributable to members of the parent entity							187,682
Depreciation and amortisation	9,742	26,395	76,815	112,952			
Non cash expenses other than depreciation and amortisation	34,724	13,130	55,231	103,085			
Segment Assets	200,206	640,705	1,598,665	2,439,576	67,461	(5,062)	2,501,975
Segment Liabilities	57,102	20,842	50,666	128,610	1,135,217	(5,062)	1,258,765
Acquisition of non-current assets	13,770	19,720	23,850	57,340	33	(218)	57,155

For comparison with previous and current years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering $'000	Gaming $'000	Star City $'000	Segment Total $'000	Goodwill Amortisation $'000	Consolidated $'000
2002 Consolidated						
Segment Result	63,946	230,835	158,472	453,253	(17,952)	435,301
2001 Consolidated						
Segment Result	52,458	218,417	112,285	383,160	(18,093)	365,067

Note 35 Controlled Entities

The following were controlled entities at 30 June 2002, and have been included in the consolidated financial statements. The financial years of all controlled entities are the same as that of TABCORP Holdings Limited.

Name of controlled entity	**Note**	**Place of incorporation**	**Type of shares**	**Interest held 2002 %**	**Interest held 2001 %**
TABCORP Holdings Limited	(a)	Australia	-	-	-
TABCORP Assets Pty Ltd	(a)	Australia	ordinary	**100**	100
TABCORP Manager Pty Ltd	(a)(c)	Australia	ordinary	**100**	100
TABCORP Participant Pty Ltd	(a)	Australia	ordinary	**100**	100
TABCORP (Queensland) Pty Ltd	(a)(c)	Australia	ordinary	**100**	100
TABCORP Investments Pty Ltd	(b)	Australia	ordinary	**100**	100
TABCORP Online Pty Ltd	(a)(c)	Australia	ordinary	**100**	100
Star City Holdings Limited	(b)(d)	Australia	ordinary	**100**	100
Star City Pty Ltd	(b)(d)	Australia	ordinary	**100**	100
Star City Entertainment Pty Ltd	(b)(d)	Australia	ordinary	**100**	100
Sydney Harbour Casino Properties Pty Ltd	(b)(d)	Australia	ordinary	**100**	100
Sydney Harbour Apartments Pty Ltd	(b)(d)	Australia	ordinary	**100**	100
Star City Investments Pty Ltd	(b)(d)	Australia	ordinary	**100**	100
Showboat Australia Pty Ltd	(b)	Australia	ordinary	**100**	100
Sydney Casino Management Pty Ltd		Australia	ordinary	**85**	85
Structured Data Systems Pty Ltd	(a)(c)	Australia	ordinary	**100**	100

Note 35 Controlled Entities (continued)

(a) These companies have entered into a Deed of Cross Guarantee dated 8 June 1995 with TABCORP Holdings Limited which provides that all parties to the deed will guarantee to each Creditor payment in full of any Debt of each company participating in the deed in certain circumstances, including the winding up of that company. Structured Data Systems Pty Ltd and TABCORP Online Pty Ltd were approved to become a party to the Deed of Cross Guarantee on 13 November 2000. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, TABCORP Assets Pty Ltd and TABCORP Participant Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (f).

(b) These companies have entered into a Deed of Cross Guarantee dated 4 June 2001 with TABCORP Investments Pty Ltd which provides that all parties to the deed will guarantee to each Creditor payment in full of any Debt of each company participating in the deed in certain circumstances, including the winding up of that company. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Star City Holdings Limited, Star City Pty Ltd, Star City Entertainment Pty Ltd, Sydney Harbour Casino Properties Pty Ltd, Sydney Harbour Apartments Pty Ltd, Star City Investments Pty Ltd and Showboat Australia Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (g).

(c) These companies are relieved from the requirements to prepare financial statements as they are all small proprietary companies as defined by the Corporations Act (2001).

(d) These companies have provided a charge over their assets and undertakings and have entered into a guarantee and indemnity agreement as explained in Note 39(c) and (d).

(e) TABCORP Superannuation Pty Ltd, TABCORP Staff Superannuation Pty Ltd and Star City Superannuation Fund Pty Ltd are wholly owned subsidiaries of TABCORP Holdings Limited, and are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act (2001).

(f) Financial information for class order closed group - entities denoted as (a) above

TABCORP Holdings Limited Closed Group **Statement of Financial Performance for the year ended 30 June 2002**	**2002** **$'000**	2001 $'000
Revenues from ordinary activities	**1,427,190**	1,280,556
Government taxes	**(482,566)**	(436,396)
Commissions and fees	**(419,640)**	(392,428)
Employee costs	**(53,565)**	(49,497)
Depreciation and amortisation	**(36,494)**	(36,566)
Borrowing costs	**(28,909)**	(37,450)
Other expenses from ordinary activities	**(62,608)**	(57,653)
Profit from ordinary activities before income tax expense	**343,408**	270,566
Income tax expense relating to ordinary activities	**(80,349)**	(80,858)
Net profit attributable to members of the parent entity	**263,059**	189,708
Retained profits at the beginning of the financial year	**4,501**	4,694
Net profit attributable to members of the parent entity	**263,059**	189,708
Dividends provided for or paid	**(235,339)**	(189,901)
Retained profits at the end of the financial year	**32,221**	4,501

Note 35 *Controlled Entities (continued)*

(f) Financial information for class order closed group - entities denoted as (a) above (continued)

TABCORP Holdings Limited Closed Group
Statement of Financial Position as at 30 June 2002

	2002 $'000	2001 $'000
Cash assets	88,472	77,737
Receivables	43,974	25,315
Inventories	3,730	4,012
Other	5,541	3,861
Total current assets	141,717	110,925
Receivables	1,106,998	1,106,837
Property, plant and equipment	138,926	156,002
Intangible assets - licences	597,424	597,450
Intangible assets - other	1,765	1,864
Deferred tax assets	8,666	8,868
Other	35,976	34,678
Total non-current assets	1,889,755	1,905,699
Total assets	2,031,472	2,016,624
Payables	91,114	79,019
Interest bearing liabilities	44,000	229,031
Current tax liabilities	24,572	18,903
Provisions	127,188	103,889
Other	76	-
Total current liabilities	286,950	430,842
Payables	122	245
Interest bearing liabilities	472,898	350,000
Deferred tax liabilities	9,298	8,850
Provisions	3,388	3,103
Other	229	264
Total non-current liabilities	485,935	362,462
Total liabilities	772,885	793,304
Net Assets	1,258,587	1,223,320
Contributed equity	1,226,366	1,218,819
Retained profits	32,221	4,501
Total equity	1,258,587	1,223,320

(g) Financial information for class order closed group - entities denoted as (b) above

TABCORP Investments Pty Ltd Closed Group
Statement of Financial Performance for the year ended 30 June 2002

	2002	2001
Revenues from ordinary activities	618,135	593,337
Government taxes	(127,025)	(123,524)
Commissions and fees	(8,989)	(11,130)
Employee costs	(173,519)	(188,521)
Depreciation and amortisation	(72,028)	(76,815)
Borrowing costs	(27,100)	(33,544)
Other expenses from ordinary activities	(92,487)	(96,606)
Profit from ordinary activities before income tax expense	116,987	63,197
Income tax expense relating to ordinary activities	(42,087)	(29,993)
Net profit attributable to members of the parent entity	74,900	33,204
Retained profits at the beginning of the financial year	19,890	21,916
Net profit attributable to members of the parent entity	74,900	33,204
Dividends provided for or paid	(77,000)	(35,230)
Retained profits at the end of the financial year	17,790	19,890

Note 35 Controlled Entities (continued)

(g) Financial information for class order closed group - entities denoted as (b) above (continued)

TABCORP Investments Pty Ltd Closed Group **Statement of Financial Position as at 30 June 2002**	**2002** **$'000**	2001 $'000
Cash assets	**38,371**	45,797
Receivables	**4,579**	3,384
Inventories	**908**	956
Other	**15,890**	13,439
Total current assets	**59,748**	63,576
Property, plant and equipment	**663,387**	694,256
Intangible assets - licences	**236,481**	239,065
Intangible assets - other	**509,116**	529,996
Deferred tax assets	**13,250**	29,916
Other	**46,270**	56,466
Total non-current assets	**1,468,504**	1,549,699
Total assets	**1,528,252**	1,613,275
Payables	**29,669**	31,068
Interest bearing liabilities	**100,000**	21
Current tax liabilities	**3,680**	5,951
Provisions	**58,773**	38,689
Other	**215**	446
Total current liabilities	**192,337**	76,175
Payables	**1,103,998**	1,107,512
Interest bearing liabilities	**160,000**	360,000
Deferred tax liabilities	**47,590**	43,558
Provisions	**5,672**	4,956
Other	**865**	1,184
Total non-current liabilities	**1,318,125**	1,517,210
Total liabilities	**1,510,462**	1,593,385
Net Assets	**17,790**	19,890
Contributed equity	**-**	-
Retained profits	**17,790**	19,890
Total equity	**17,790**	19,890

Note 36 Staff Costs

(a) Remuneration of directors

Prepared in accordance with Accounting Standard AASB 1017 and Urgent Issues Group Abstract 14 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of directors of TABCORP Holdings Limited whose remuneration (including brokerage, commission, bonuses, retirement payments and salaries), paid or payable directly or indirectly by the parent entity or any related party, as shown in the following bands, were:

	TABCORP Holdings	
	2002	2001
$100,000 - $109,999	**-**	1
$110,000 - $119,999	**2**	2
$120,000 - $129,999	**1**	2
$130,000 - $139,999	**1**	-
$160,000 - $169,999	**-**	1
$170,000 - $179,999	**1**	-
$280,000 - $289,999	**-**	1
$300,000 - $309,999	**1**	-
$550,000 - $559,999	**-**	1
$680,000 - $689,999	**1**	-
$2,200,000 - $2,209,999	**-**	1
$3,350,000 - $3,359,999 (i)	**1**	-
	$'000	$'000
The aggregate remuneration of the directors referred to in the above bands was	**5,013**	3,808

(i) Includes termination payment of $650,000.

The total of all remuneration paid or payable directly or indirectly, by the respective corporations of which they are director, or any related party, to all the directors of each corporation in the economic entity was $5.035 million (2001: $3.830 million). This amount includes the value of insurance premiums paid for the benefit of directors.

Of the options referred to in note 29(c), the company has satisfied the required performance benchmarks, as approved by the shareholders and referred to in the directors' report, to a level that 2,194,500 options are available to be exercised. These options have been independently valued at $5,836,374 using an option pricing model which takes account of factors such as the exercise price, the current level and volatility of the underlying share price and the time to maturity of the option.

Note 36 *Staff Costs (continued)*

(b) Remuneration of executives

Prepared in accordance with Accounting Standard AASB 1034 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of executive officers domiciled in Australia who received, or were due to receive, directly or indirectly from the parent entity, or from any related party, a total remuneration in connection with the management of affairs of the parent entity, or any of its subsidiaries whether as executive officers or otherwise, as shown in the following bands, were:

	Consolidated		TABCORP Holdings	
	2002	2001	2002	2001
$170,000 - $179,999	-	1	-	-
$200,000 - $209,999	-	1	-	1
$210,000 - $219,999	1	2	-	-
$220,000 - $229,999	1	4	-	1
$230,000 - $239,999	-	1	-	1
$240,000 - $249,999	2	3	1	-
$250,000 - $259,999	-	1	-	-
$260,000 - $269,999	2	1	-	-
$270,000 - $279,999	3	2	-	-
$280,000 - $289,999	1	1	1	-
$290,000 - $299,999	2	2	1	1
$300,000 - $309,999	1	-	-	-
$310,000 - $319,999	-	1	-	-
$320,000 - $329,999	2	-	-	-
$340,000 - $349,999	-	2	-	-
$350,000 - $359,999	1	-	-	-
$360,000 - $369,999	2	1	-	1
$370,000 - $379,999	1	-	1	-
$380,000 - $389,999	1	-	-	-
$400,000 - $409,999	1	-	-	-
$460,000 - $469,999	-	1	-	-
$490,000 - $499,999	-	1	-	1
$500,000 - $509,999	1	-	1	-
$550,000 - $559,999	-	3	-	2
$600,000 - $609,999	1	-	1	-
$650,000 - $659,999	1	-	1	-
$660,000 - $669,999	1	-	-	-
$680,000 - $689,999	1	-	1	-
$770,000 - $779,999	-	1	-	-
$940,000 - $949,999	1	-	-	-
$2,200,000 - $2,209,999	-	1	-	1
$3,350,000 - $3,359,999 (i)	1	-	1	-
	$'000	$'000	$'000	$'000
The aggregate remuneration of the executives referred to in the above bands was	13,787	11,603	7,020	5,136

Remuneration of executives includes executive directors of the parent entity who are already disclosed within "Remuneration of directors".

(i) Includes termination payment of $650,000.

Of the options referred to in note 29(c), the company has satisfied the required performance benchmarks, as approved by the shareholders and referred to in the directors' report, to a level that 2,194,500 options are available to be exercised. These options have been independently valued at $5,836,374 using an option pricing model which takes account of factors such as the exercise price, the current level and volatility of the underlying share price and the time to maturity of the option.

Note 37 **Interest in Joint Venture Operation**

TABCORP Holdings Limited and certain of its controlled entities (TABCORP Assets Pty Ltd, TABCORP Manager Pty Ltd and TABCORP Participant Pty Ltd) conduct an unincorporated joint venture operation with VicRacing Pty Ltd. TABCORP Holdings Limited and the abovenamed controlled entities manage the joint venture whose principal activity is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria. The economic entity receives 75% of the product and expenses of the joint venture.

	Consolidated	
	2002	2001
Assets employed in joint venture operations:	$'000	$'000
Current Assets:		
Cash assets	85,177	73,544
Receivables	2,889	1,251
Other	453	124
	88,519	74,919
Total assets employed	88,519	74,919

Note 38 Related Parties

(a) Directors

The following persons held the position of director of TABCORP Holdings Limited during all of the past two financial years, unless otherwise stated:

M.B. Robinson
I.R. Wilson
A.G. Hodgson
P.G. Satre
D.J. Simpson
P.H.Wade
R.F.E. Warburton
W.V. Wilson

In the prior year, G.H. Bennett (retired on 30 June 2001)

(b) Directors' shareholdings

	Shares issued by Parent Entity	
	2002	2001
	Number	Number
Shares and share options acquired from the entity during the year:		
Ordinary shares	-	50,000
Shares and share options held at end of the year :		
Directly or indirectly		
Ordinary shares	**4,463,500**	4,710,500
Options over ordinary shares	**3,000,000**	3,000,000

(c) Directors' loans

Director loans have been made to executive directors I.R. Wilson and D.J. Simpson. Interest, where applicable, is charged at a rate to a maximum of 5% and totalled $52,674 (2001: $51,229) during the year. The loans are to be repaid following cessation of employment, and, where advanced to finance the acquisition of shares in the company, the dividends received on those shares are applied towards loan repayment. The loans are secured by an equitable mortgage over the shares held by the directors. I.R. Wilson repaid $0.315 million (2001: $1.300 million) and D.J. Simpson repaid $9,172 (2001: $18,083) of the balance outstanding on their loans during the year.

	Note	Consolidated		TABCORP Holdings	
		2002	2001	**2002**	2001
		$'000	$'000	**$'000**	$'000
Loans to directors outstanding at year end:					
Non-current	17	**5,598**	5,923	**5,598**	5,923

(d) Director transactions

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

(i) Mr M.B. Robinson is a partner in the legal firm of Allens Arthur Robinson. This firm rendered legal advice to the economic entity. All dealings with the firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $0.275 million (2001: $0.481 million to Arthur Robinson & Hedderwicks).

(ii) Mr P.G. Satre is the Chairman, President and Chief Executive Officer of Harrah's Entertainment Inc. This company provides the economic entity with access to their knowledge and experience in operating casinos via an agreement which commenced in January 2000. During the previous financial year, the term of the agreement was extended for a further two years until 10 January 2005 (subject to Casino Control Authority agreement and necessary regulatory approvals). The fees payable by the economic entity to Harrah's Entertainment Inc. will be $5.3 million per annum for the duration of the extended term. All dealings with the company are in the ordinary course of business and on normal commercial terms and conditions.

(iii) Mr A.G. Hodgson is a director of HSBC Bank Australia Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions.

(iv) Mr R.F.E. Warburton is a director of Southcorp Limited. The economic entity purchases alcoholic beverages from this company in the ordinary course of business and on normal commercial terms and conditions.

(v) Mr D.J. Simpson and Mr I.R. Wilson are directors of Eastsail Pty Ltd, which provided charter services to the economic entity in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity was $8,478.

(e) Transactions with related parties in the wholly owned group

In addition to those transactions disclosed in Note 2, the parent entity entered into the following transactions during the year with related parties in the wholly owned group:

- loans were advanced and repayments received on short term intercompany accounts;
- loans were advanced between controlled entities and are not expected to be repaid within the next twelve months; and
- management and service fees were received from certain wholly owned controlled entities.

These transactions were undertaken on commercial terms and conditions. Certain loans advanced which are sourced from debt capital are charged interest at a rate at or above the bank bill rate plus net settlement payments on interest rate swaps (refer note 40(c)) and bank fees on facilities, with other loans being interest free.

Amounts due to and receivable from related parties in the wholly owned group

Appropriate disclosure of these amounts is contained in the respective notes to the financial statements.

Ownership interests

The ownership interests in related parties in the wholly owned group are disclosed in Note 35.

Note 38 *Related Parties (continued)*

(f) Transactions with other related parties

The economic entity has one partly-owned (85%) controlled entity, Sydney Casino Management Pty Ltd (SCM). This entity acts as nominee for the Showboat Leighton Partnership.

Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd entered into a Casino Complex Management Agreement with SCM in previous years. Under this agreement, SCM provides services to Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd in relation to planning, decorating, furnishing, managing and equipping of the Star City Casino Complex.

SCM is paid a fee equal to the sum of (i) 1.5% of Casino Revenue, (ii) 6% of Casino Gross Operating Profit, (iii) 3.5% of Non-Casino Revenue, and (iv) 10% of Non-Casino Complex Gross Operating Profit, each fiscal year for services rendered by SCM pursuant to the management agreement. Casino Gross Operating Profit and Non-Casino Gross Operating Profit are determined after deducting revenue-based management fees. A management fee of $24.591 million was paid or payable for the year (2001: $22.276 million).

SCM is also paid a supplemental management fee by Star City Pty Ltd for expenses incurred by Showboat Australia Pty Ltd, which are reimbursed by SCM. This fee is based on salary and related costs incurred. The total supplemental fee paid or payable for the year was $3.292 million (2001: $6.045 million).

(g) Ultimate controlling entity

The ultimate controlling entity of the economic entity is TABCORP Holdings Limited.

Note 39 Contingent Liabilities

(a) Parent entity

As explained in Note 35, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Director related

Contingent liabilities at balance date, not otherwise provided for in these financial statements are shown below:

	Consolidated		TABCORP Holdings	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Service agreement				
The maximum contingent liabilities for termination benefits under a service agreement with a director in the economic entity	-	1,854	-	1,854

(c) Charges

(i) CCA

The controlled entities denoted (d) in Note 35 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement.

(ii) Other

The controlled entity which is a participant in the joint venture described in Note 1(q) has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(d) Cross Guarantee

The controlled entities denoted (d) in Note 35 have entered into a guarantee and indemnity agreement in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(e) Legal Challenges

There are outstanding legal actions between controlled entities and third parties as at 30 June 2002. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity.

In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

Note 40 Additional Financial Instruments Disclosure

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Effective interest rate %	Floating Interest rate $'000	Fixed interest maturing in: 1 year or less $'000	1 to 5 years $'000	Interest bearing Employee Share Plan loans (i) $'000	Non-interest bearing $'000	Statement of Financial Position $'000
2002								
FINANCIAL ASSETS								
Cash assets	7	1.15 - 4.25	33,350	528			23,627	57,505
Short term deposits	7	4.60 - 4.65	69,338					69,338
Receivables	8	-					9,505	9,505
Loans pursuant to employee share plan	10, 17	up to 5.00				6,638	27,075	33,713
Loans to executive directors	17	up to 5.00				1,122	4,476	5,598
Total Financial Assets			102,688	528		7,760	64,683	175,659
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18, 24	-					117,857	117,857
Bank loans - unsecured	19, 25	4.71 - 5.56	516,898					516,898
Bank loans - secured	19, 25	7.94 (ii)	260,000					260,000
Dividend payable	22	-					119,408	119,408
Total Financial Liabilities			776,898	-			237,265	1,014,163
Interest rate swaps (iii)	40(c)		(394,000)	44,000	350,000			-
2001								
FINANCIAL ASSETS								
Cash assets	7	3.51 - 4.85	28,222	960			29,670	58,852
Short term deposits	7	4.85 - 4.90	40,423					40,423
Bank accepted bills	7	4.87 - 5.04		24,259				24,259
Receivables	8	-					7,612	7,612
Loans pursuant to employee share plan	10, 17	up to 5.00				7,564	23,446	31,010
Loans to executive directors	17	up to 5.00				1,131	4,792	5,923
Total Financial Assets			68,645	25,219		8,695	65,520	168,079
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18, 24	-					110,770	110,770
Bank loans - unsecured	19, 25	5.28 - 5.44	578,898					578,898
Bank loans - secured	25	7.94 (ii)	360,000					360,000
Other loans	19	4.50		133				133
Finance lease liability	19	7.25		21				21
Dividend payable	22	-					96,794	96,794
Total Financial Liabilities			938,898	154		-	207,564	1,146,616
Interest rate swaps (iii)	40(c)		(446,000)	52,000	394,000			-

(i) - Interest bearing employee share loans are repayable from dividends with outstanding balances settled on cessation of employement.
(ii) - the effective interest rate incorporates the effect of interest rate swaps
(iii) - notional principal amounts

(b) Net fair values

The carrying amount of the entity's financial assets and financial liabilities approximate their net fair value.

The exception to the above is the net fair value of interest rate swap contracts, being unrecognised financial instruments amounts to $15.9 million (2001: $23 million). This value represents the estimated cost of cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

Note 40 Additional Financial Instruments Disclosure (continued)

(c) Unrecognised Financial Instruments - Interest rate swaps

The entity has a policy of controlling exposure to interest rate fluctuations by the use of interest rate swaps or caps, accordingly a controlled entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its long term borrowings to medium term fixed interest rates. These swaps are in accordance with the objective of hedging a portion of the interest rate risk in respect of its term and revolving debt facilities.

At 30 June 2002, a controlled entity has forward rate swap agreements which hedge a portion of the debt facilities through to their maturity in June 2004. The controlled entity will pay fixed interest rates ranging from 7.28% to 8.61% (2001: 7.28% to 8.61%) and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2002, the notional principal amount of swaps in place at each year end through to the maturity of the contracts will be:

	30 June		
	2002	2003	2004
$ million	394	350	-

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on term debt reflects the average long term cost of funds achieved by entering into the swap agreements.

(d) Credit risk exposures

The credit risk on financial assets which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The economic entity is not materially exposed to one individual debtor. The economic entity minimises credit risk via adherence to a strict cash management policy.

In relation to unrecognised financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is in respect of the interest rate swap contracts, which is limited to the net fair value of the swap agreements at balance date, being $15.9 million (2001: $23 million).

Credit risk in trade receivables is managed in the following ways:
- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world.
- the provision of non-gaming credit is covered by a risk assessment process for all customers using the Credit Reference Association of Australia, bank opinions and trade references.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Directors' Declaration

The directors declare that:

(a) the financial statements and associated notes comply with the accounting standards and Urgent Issues Group Concensus Views;

(b) the financial statements and notes give a true and fair view of the financial position as at 30 June 2002 and performance of the company and economic entity for the year then ended;

(c) in the directors' opinion:

(i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in Note 35, will as an economic entity be able to meet any obligations or liabilities to which they are, or may become subject by virtue of the Deeds of Cross Guarantee dated 8 June 1995 and 4 June 2001; and

(ii) the financial statements and notes are in accordance with the Corporations Act (2001), including sections 296 and 297.

Made in accordance with a resolution of directors.

M.B. ROBINSON
Director

I.R. WILSON
Director

Melbourne
15 August 2002

ERNST & YOUNG

360 Elizabeth Street
Melbourne VIC 3000
Australia

GPO Box 515 AA
Melbourne VIC 3001

Tel 61 3 8650 7200
Fax 61 3 8650 7300
DX 288 Melbourne

INDEPENDENT AUDIT REPORT

To the members of TABCORP Holdings Limited

Scope

We have audited the financial report of TABCORP Holdings Limited for the financial year ended 30 June 2002, as set out on pages 9 to 34, including the Directors' Declaration. The financial report includes the financial statements of TABCORP Holdings Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of TABCORP Holdings Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

Mary B Waldron

Mary B Waldron
Melbourne
15 August 2002

File No 82-384

02 SEP 13

TABCORP

CONCISE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

TABCORP Holdings Limited
A.B.N. 66 063 780 709
Annual Report
30 June 2002

Contents

Company Directory

Directors

M.B. Robinson AO
Chairman

I.R. Wilson
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

D.J. Simpson
Finance Director

P.H. Wade

R.F.E. Warburton

W.V. Wilson

Company Secretary

P.H. Caillard

Registered Office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Internet Address

www.tabcorp.com.au

Share Registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000

www.asxperpetual.com.au

Auditors

Ernst & Young

Stock Exchange Listing

TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange.

TABCORP Holdings Limited and its controlled entities
Directors' report

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the Company and the economic entity in respect of the financial year ended 30 June 2002, and the related statement of financial performance and statement of cash flows for the year then ended.

Directors

The names and details of the Directors in office at the date of this report are:

Names	Qualifications, experience and special responsibilities
M.B. Robinson AO (Chairman)	Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks during 1996-2001 and was its Managing Partner from 1980 to 1988. Michael is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a Director of Gandel Management Limited, the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is a member of the TABCORP Audit, Remuneration and Compliance Committees.
I.R. Wilson (Managing Director & Chief Executive Officer)	Ross Wilson was Managing Director and Chief Executive Officer of Southcorp Holdings Limited (formerly SA Brewing Holdings Limited) from August 1987 until taking up the position as Managing Director and Chief Executive Officer of TABCORP in 1994. He is Chairman of the Australian Gaming Council, a member of the Business Council of Australia and a member of the Council of Swinburne University of Technology. Mr Wilson is a member of the TABCORP Audit, Remuneration and Compliance Committees.
A.G. Hodgson (Deputy Chairman)	Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of the TABCORP Audit Committee as well as Director and Chairman of the Audit Committee of HSBC Bank Australia Limited. Mr Hodgson is a Director of HSBC Building Society (Australia) Limited, RMG Limited and Chairman of the Advisory Board to the Victorian Rugby Union.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

P.G. Satre	Phil Satre has been Chairman of Harrah's Entertainment, Inc. ("Harrah's") since January 1997, Chief Executive Officer of Harrah's since April 1994 and President since April 1991. Mr Satre joined Harrah's in 1980 as Vice-President, General Counsel and Secretary. Mr Satre is a Director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a Director of JDN Realty Company.
D.J. Simpson (Finance Director)	David Simpson was Executive General Manager – Finance of Southcorp Holdings Limited from 1988 until taking up the position of Executive General Manager – Finance of TABCORP in March 1995. He has over 33 years experience in accounting and finance.
P.H. Wade	Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.
R.F.E. Warburton	Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of David Jones Limited, Caltex Australia Limited, Aurion Gold Limited, HSC Ltd and the Board of Taxation. Mr Warburton is also a Director of the Reserve Bank of Australia, Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration Committee.
W.V. Wilson	Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the Executive Director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation. He is Chairman of the TABCORP Compliance Committee.

All Directors held their position as a Director throughout the entire financial year and continue to hold that position.

Directors' Interests

At the date of this report, the relevant interests of the Directors in the shares, options or other instruments of the companies within the economic entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act (2001), are:

	TABCORP Holdings Limited Ordinary Shares	Options
M.B. Robinson AO	45,000	
I.R. Wilson	3,726,000	3,000,000*
A.G. Hodgson	100,000	
P.G. Satre	-	
D.J. Simpson	500,000	
P.H. Wade	30,000	
R.F.E. Warburton	12,500	
W.V. Wilson	50,000	

* 3,000,000 options were issued to Mr I.R. Wilson on terms approved at the Annual General Meeting on 10 November 1999 and can only be exercised if certain performance criteria are satisfied (see below). As at the date of this report, Mr I.R. Wilson may exercise up to 2,194,500 options.

Directors' Meetings

During the year the Company held 13 meetings of Directors. The attendances of the Directors at meetings of the Board and its Committees were:

	Board of Directors		Committees of the Board of Directors	
	Attended	Maximum possible attended	Attended	Maximum possible attended
M.B. Robinson AO	13	13	8	8
I.R. Wilson	13	13	8	8
A.G. Hodgson	13	13	4	4
P.G. Satre	12	13	-	-
D.J. Simpson	12	13	-	-
P.H. Wade	12	13	4	6
R.F.E. Warburton	13	13	2	2
W.V. Wilson	13	13	2	2

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The company has an Audit Committee of the Board of Directors which met four times during the year. The Remuneration and Compliance Committees each met twice during the year. The details of the functions and memberships of the committees of the Board are presented in the Statement of Corporate Governance Practices contained in the Annual Report.

Directors' and Officers' Remuneration

Remuneration of Directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For Executive Directors and Officers, remuneration packages generally comprise salary, a performance-based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive Directors are not entitled to performance based bonuses.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

At the 1999 Annual General Meeting, shareholders approved the granting of 3,000,000 options to acquire ordinary shares in TABCORP Holdings Limited to Mr I.R. Wilson. These options can only be exercised if certain annual and cumulative benchmarks are achieved. The company's performance placed it in the 91st percentile of the benchmark companies for the year ended 30 June 2002 and in the 64th percentile against the benchmark companies for the three years ending 30 June 2002. This performance entitled Mr I.R. Wilson to exercise 100% of his final year options tranche (750,000 options) and 64.2% of the three year options tranche (1,444,500 options). The value of the 2,194,500 options available to be exercised by Mr I.R. Wilson has been independently valued at $5,836,374 using an option pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option.

Under terms approved by shareholders, the remaining 805,500 options will only be available to be exercised if the company achieves specified performance benchmarks for the period 1 July 1999 to 30 June 2003. Given the nature of these options, the Directors believe it is not feasible to apply a credible value, or range of values, to these options at this stage.

The remuneration provided to Directors and the five most highly remunerated officers are as follows:

Directors	Base Salary(1)	Incentive	Superannuation Benefits	Retirement Benefits(2)	Other Benefits	FBT Payable	Loans(3)	Total(4)
M.B. Robinson	247,500		8,803	46,777				256,303
I.R. Wilson	1,402,419	984,217		650,000	106,221	100,975	108,694	3,352,526
A.G. Hodgson	142,500		8,803	26,362				151,303
P.G. Satre	99,900			16,650				99,900
D.J. Simpson	371,371	141,793	85,920		40,283	41,357		680,724
P.H. Wade	105,000		8,400	22,365				113,400
R.F.E. Warburton	95,000		7,600	17,100				102,600
W.V. Wilson	100,000		8,000	18,900				108,000

Senior Executives	Base Salary(1)	Incentive	Superannuation Benefits	Other Benefits	FBT Payable	Total
D. Banks	548,057	191,476	119,666	44,880	42,511	946,590
P.R. Broberg	331,716	121,677	73,448	39,936	40,391	607,168
D.E. Elmslie	386,331	121,360	85,690	32,611	33,211	659,203
M.J. Piggott	370,272	143,923	85,344	32,253	30,508	662,300
J.C. Read	284,460	105,885	62,556	28,094	26,700	507,695

(1) Salaries for Executive Directors and Senior Executives include accruals for annual and long service leave.
(2) Retirement benefits for non-executive Directors approved by shareholders on 10 November 1999.
(3) Cost to company to provide low interest/interest free loan(s).
(4) The total does not include retirement benefits for non-executive directors.

Share Options

As at 30 June 2002, no options have been granted by the economic entity other than the options approved by the company's shareholders at the 1999 Annual General Meeting.

Principal activities

The principal activities of the economic entity during the financial year comprised the provision of gambling and other entertainment services.

Results

Consolidated profit after income tax of the economic entity for the financial year was $261.0 million which was 39.0% above the previous financial year. The economic entity generated profit before interest and tax of $435.3 million, which was 19.2% above the previous financial year. It generated operating revenue of $1,933.1 million, which was 6.6% above the operating revenue achieved in the previous financial year.

Dividends

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$000
Final fully franked dividend for 2001 of 26.0 cents per share on ordinary shares as declared by the Directors and paid on 28 September 2001.	97,018
Interim fully franked dividend for 2002 of 31.0 cents per share on ordinary shares as declared by the Directors on 21 February 2002 and paid on 28 March 2002.	115,707
Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the Directors payable on 27 September 2002.	119,408[1]

Review of operations

The economic entity achieved profit after tax for the year of $261.0 million which was 39.0% ahead of last year. The economic entity continued to generate strong cash flows enabling a $165.5 million reduction in net debt during the year. The economic entity also benefited from the decrease in the corporate taxation rate from 34% to 30%.

During the year, the company's total operating revenue grew by 6.6% to $1,933.1 million with all divisions recording increases compared to the previous year. Basic earnings per share were 70.0 cents, up 38.9% on the previous corresponding period.

1 Based on the company's issued share capital of 373,149,834 as at 30 June 2002. The total dividends paid may vary due to cancellation of shares purchased by the company under the share buy-back scheme.

A final dividend of 32 cents per share has been declared. The dividend will be fully franked and payable on 27 September 2002 to shareholders registered on the books at 6 September 2002. This takes the full year dividend to 63 cents, an increase of 12 cents on the previous financial year.

During the financial year, the restrictions on TABCORP shareholdings were amended to enable individual shareholders to hold up to 10% of the company's issued capital (5% previously). In addition, the aggregate 40% foreign ownership restriction was removed.

Wagering

The wagering division generated profit before interest and tax of $63.9 million[2], which was 21.9% above the previous financial year. The wagering division's total operating revenue increased by 6.1% to $403.6 million. This strong result was partly attributable to controlled operating expenses, the soccer world cup and another record spring racing carnival.

Gaming

The gaming division achieved profit before interest and tax of $230.8 million[2] which was 5.7% above the previous financial year. The gaming division's total operating revenue increased by 8.4% to $917.6 million. Costs were increased by the significant rise in the Victorian gaming machine levy.

The gaming division benefited from its strategies of enhancing the comfort, ambience, customer service and quality of products at venues. New games and gaming machines have also been introduced across the network with positive results.

Star City

Star City achieved a profit before interest and tax of $158.5 million[2] which was 41.1% above the previous financial year. Star City's total operating revenue increased by 4.4% to $611.9 million.

Table games at Star City achieved a 5.2% increase in revenue compared to the previous corresponding period driven by the introduction of new games including pontoon pandemonium and even money baccarat together with a much-improved performance in the private gaming room. Electronic gaming machine revenue at Star City increased by 5.8% in part, due to the introduction of new games and gaming machines. During the period, Star City's achieved a 6.7% reduction in total operating expenditure and profit volatility was reduced following suspension of international rebate play.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

Significant events after year end

Mr I.R. Wilson has decided to retire as Managing Director and Chief Executive Officer on 31 August 2002.

---

2 Based on a full income and expense allocation basis.

Subject to receiving all necessary regulatory approvals, Mr M.J. Slatter will be joining the company in the capacity of Managing Director and Chief Executive Officer in October 2002. Mr Slatter was Chief Finance Officer and a Director AXA Asia Pacific. He has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom in roles which have demonstrated his leadership skills, financial discipline and expertise in acquisitions and their subsequent integration. Mr D.J. Simpson, Finance Director, will serve as acting Managing Director and Chief Executive Officer until Mr M.J. Slatter joins the company.

No other matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Likely developments and future results

The economic entity will continue with the strategies largely responsible for generating the growth in the year under review and is confident that the results achieved in the last financial year can be sustained.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

Change of Auditor

The economic entity appointed Ernst & Young as its auditor effective from 27 May 2002. This appointment follows the merger between Ernst & Young and Arthur Andersen. The resignation of Arthur Andersen was approved by the Australian Securities and Investments Commission.

Directors' interests in contracts

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's accounts.

Environmental Regulation Performance

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a policy of at least complying, but in most cases exceeding its environment performance obligations.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

TABCORP Holdings Limited's wholly owned subsidiary, Star City, is a participant in the Federal Government's 'Greenhouse Challenge Program'. Some key initiatives undertaken during the last year include changes to the car park lighting system and review of the airconditioning system. Star City has also achieved a bronze award for energy savings, presented by the Sustainable Energy Development Authority (SEDA). Further initiatives in the mechanical heat ventilation and airconditioning systems are planned in the next 12 months to achieve even greater environmental energy savings.

No environmental breaches have been notified to the economic entity by any government agency.

Indemnification of officers

TABCORP Holdings Limited has entered into a contract insuring each of the Directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act (2001) further details have not been disclosed due to confidentiality provisions in the insurance contracts.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Corporate Governance

The Directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. The corporate governance statement is contained in another section of this annual report.

This report has been signed in accordance with a resolution of Directors.

M.B. Robinson
Director

I.R. Wilson
Director

Melbourne
15 August 2002

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Financial Performance for the Year Ended 30 June 2002

	Note	Consolidated 2002 $'000	2001 $'000
Total operating revenues	3	**1,933,052**	1,812,959
Other revenues from ordinary activities	3	**34,607**	24,598
Revenues from ordinary activities	3	**1,967,659**	1,837,557
Government taxes and levies		**(609,591)**	(559,920)
Commissions and fees		**(428,629)**	(403,558)
Employee costs		**(227,084)**	(237,961)
Depreciation and amortisation		**(108,522)**	(113,381)
Property rentals, rates and maintenance		**(23,024)**	(24,425)
Computer costs		**(6,902)**	(5,525)
Advertising and promotions		**(26,013)**	(26,639)
Written down value of non-current assets sold		**(4,788)**	(1,372)
Professional and contract services		**(3,961)**	(3,779)
Share Registry expenses		**(568)**	(522)
Audit and review services		**(527)**	(547)
Borrowing costs		**(56,009)**	(70,994)
Other expenses from ordinary activities		**(88,646)**	(90,401)
Profit from ordinary activities before income tax expense		**383,395**	298,533
Income tax expense relating to ordinary activities		**(122,436)**	(110,851)
Net profit attributable to members of the parent entity		**260,959**	187,682
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**-**	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**260,959**	187,682
Basic earnings per share (cents per share)	5	**70.0**	50.4
Diluted earnings per share (cents per share)	5	**69.4**	50.0
Basic earnings per share (cents per share) (pre amortisation of goodwill)	5	**74.8**	55.3
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	5	**74.2**	54.9

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL PERFORMANCE

The consolidated entity's total revenue increased by 7.1%, from $1837.6 million in 2000/2001 to $1967.7 million in 2001/2002. The growth in total revenue was primarily driven by a 6.6% increase in operating revenue to $1933.1 million.

The increase in operating revenue was due to:

- a 6.1% increase in Wagering revenue from $380.3 million in 2000/2001 to $403.6 million in 2001/02.
- an 8.4% increase in Victorian Gaming revenue from $846.3 million in 2000/2001 to $917.6 million in 2001/2002.
- a 4.4% increase in Star City revenue from $586.3 million in 2000/2001 to $611.9 million in 2001/2002.

Other revenues from ordinary activities rose by $10.0 million to $34.6 million in 2001/2002, primarily as a result of higher Supertab commissions, which included a $5.6 million compensation payment from the South Australian TAB for exiting the Supertab arrangement following its acquisition by Queensland TAB Limited.

Consolidated profit before interest and taxation (PBIT) increased by 19.2% to $435.3 million in 2001/2002. The key factors in this performance, on a full income and expense allocation basis, were:

- an increase in the Wagering division PBIT margin generated by a combination of operating revenue growth, the South Australian TAB compensation payment and continued firm cost control resulted in Wagering PBIT increasing by 21.9% to $63.9 million.
- a reduction in the Gaming division PBIT margin due to an increase in the Victorian Government-imposed electronic gaming machine levy, which rose by $12.2 million to $15.6 million, limited PBIT growth to 5.7% and a resultant PBIT of $230.8 million.
- a significant reduction in costs, realised through efficiency gains, combined with a modest revenue increase, enabled Star City PBIT to grow by 41.1% to $158.5 million (excluding goodwill amortisation).

Borrowing costs decreased by $15.0 million to $56.0 million as a result of lower debt levels.

The effective rate of income tax for the consolidated entity fell from 37.1% to 31.9% in 2001/02, primarily due to a decline in the prima facie tax rate from 34.0% to 30.0%.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Financial Position as at 30 June 2002

	Note	Consolidated 2002 $'000	2001 $'000
Current Assets			
Cash assets		**126,843**	123,534
Receivables		**9,505**	7,612
Inventories		**4,638**	4,968
Other		**21,431**	17,300
Total current assets		**162,417**	153,414
Non-Current Assets			
Property, plant and equipment		**802,313**	850,258
Intangible assets - licences		**833,905**	836,515
Intangible assets - other		**510,881**	531,860
Deferred tax assets		**21,916**	38,784
Other		**82,246**	91,144
Total non-current assets		**2,251,261**	2,348,561
TOTAL ASSETS		**2,413,678**	2,501,975
Current Liabilities			
Payables		**115,735**	105,025
Interest bearing liabilities		**144,000**	229,052
Current tax liabilities		**28,252**	24,854
Provisions		**146,961**	121,728
Other		**291**	446
Total current liabilities		**435,239**	481,105
Non-Current Liabilities			
Payables		**2,122**	5,745
Interest bearing liabilities		**632,898**	710,000
Deferred tax liabilities		**56,888**	52,408
Provisions		**9,060**	8,059
Other		**1,094**	1,448
Total non-current liabilities		**702,062**	777,660
TOTAL LIABILITIES		**1,137,301**	1,258,765
NET ASSETS		**1,276,377**	1,243,210
Equity			
Contributed equity		**1,226,366**	1,218,819
Retained profits	6	**50,011**	24,391
TOTAL EQUITY		**1,276,377**	1,243,210

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION

Changes in Assets

During the financial year the total assets of the consolidated entity decreased by $88.3 million to $2413.7 million at 30 June 2002. This decrease was principally attributable to:

- a $47.9 million reduction in property, plant and equipment due to the effect of depreciation.
- a $21.0 million reduction in intangible assets – other (goodwill and rights to management agreement) as a result of amortisation.
- a $16.9 million reduction in deferred tax assets primarily due to the utilisation of tax losses.
- an $8.9 million reduction in other non-current assets primarily due to the amortisation of rental in advance.

Changes in Liabilities

Consolidated liabilities declined by $121.5 million to $1137.3 million, primarily the result of a reduction in borrowings, which fell by $162.2 million from $939.1 million at June 2001 to $776.9 million at June 2002. This was partially offset by an increase in provisions of $26.2 million, which was largely attributable to the provision for dividends which increased by $22.6 million.

As a consequence of the reduction in borrowings, the consolidated entity's net debt to equity ratio improved with a reduction from 65.6% at 30 June 2001 to 50.9% at 30 June 2002.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Statement of Cash Flows for the Year Ended 30 June 2002

	Consolidated 2002 $'000	2001 $'000
Cash Flows from Operating Activities		
Net cash receipts in the course of operations	**1,975,264**	1,834,553
Payments to suppliers, service providers and employees	**(835,363)**	(824,976)
Payment of Government levies, betting taxes and GST	**(573,150)**	(523,279)
Interest received	**4,202**	4,308
Interest and other costs of finance paid	**(57,730)**	(64,618)
Income tax paid	**(98,517)**	(136,323)
Net operating cash flows	**414,706**	289,665
Cash Flows from Investing Activities		
Loans pursuant to employee share plan	**6,039**	6,993
Payment for property, plant and equipment	**(46,817)**	(47,005)
Proceeds from sale of property, plant and equipment	**5,281**	1,691
Other	**153**	1,427
Net investing cash flows	**(35,344)**	(36,894)
Cash Flows from Financing Activities		
Proceeds from borrowings	**280,000**	262,000
Repayment of borrowings	**(442,133)**	(291,133)
Dividends paid	**(212,725)**	(182,290)
Payment for share buy-back	**(1,195)**	-
Net financing cash flows	**(376,053)**	(211,423)
Net increase in cash held	**3,309**	41,348
Cash at the beginning of the financial year	**123,534**	82,186
Cash at the end of the financial year	**126,843**	123,534

DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

Cash assets increased by $3.3 million during the financial year with continued strong cash flows from operating activities being utilised to reduce borrowings and pay dividends.

Cash Flows from Operating Activities

Cash flows from operating activities provided $414.7 million in 2001/2002, which was $125.0 million higher than that achieved in the previous financial year. The main features of this cash inflow were:

- an increase of $140.7 million in net cash receipts in the course of operations, which was partially offset by an increase of $10.4 million in payments to suppliers, service providers and employees and $49.9 million in payment of state government levies, betting taxes and GST.
- net payments of interest decreased by $6.8 million due to the reduction in debt levels during 2001/2002.
- income tax payments, which fell by $37.8 million due to:
  - a reduction in the income tax rate.
  - the payment in the previous financial year of a one off tax liability in Showboat Australia Pty Ltd.

Cash Flows from Investing Activities

Cash flows used in investing activities declined by $1.6 million to $35.3 million. This reduction reflected a continuation of modest levels of payments for property, plant and equipment in the current financial year, together with a small, $3.6 million, increase in the proceeds from the sale of property, plant and equipment.

Cash Flows from Financing Activities

The cash outflow of $376.1 million in 2001/2002 was higher than the cash outflow of $211.4 million in the previous financial year. This resulted from a net repayment of borrowings of $162.1 million, up from $29.1 million in 2000/2001, and a $30.4 million increase in dividend payments to $212.7 million in 2001/2002.

Notes to and Forming Part of the Concise Financial Report for the Year Ended 30 June 2002

Note 1 Accounting Policies

This concise financial report has been prepared in accordance with the Corporations Act (2001), Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

Note 2 Changes in Accounting Policies

In the prior year, in accordance with the requirements of AASB 1041 'Revaluation of Non-Current Assets', capital works in progress and freehold land previously carried at valuation were reverted to a cost basis of measurement. For the purpose of transitioning to a cost basis, the existing revalued carrying amounts at 1 July 2000 were deemed to be their cost. This change in policy had no impact on the financial position or financial performance of the consolidated entity as presented in this financial report.

	Consolidated 2002 $'000	Consolidated 2001 $'000
Note 3 Operating revenues		
Profit from ordinary activities has been determined after crediting the following revenues:		
Total operating revenues	**1,933,052**	1,812,959
Other revenues	**34,607**	24,598
Total revenues from ordinary activities	**1,967,659**	1,837,557
Note 4 Dividends		
Dividends provided for or paid by the economic entity are:		
(a) an interim dividend of 31.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 28 March 2002 (2001: 25.0 cents per share, franked to 100% with Class C (34%) franking credits was paid on 30 March 2001)	**115,707**	93,071
(b) a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits, is provided, payable 27 September 2002 (2001: 26.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001)	**119,408**	96,794
(c) a final dividend of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001 (2001: a final dividend of 24.0 cents per share applicable to shares issued on 6 September 2000, franked to 100% with Class C (34%) franking credits was paid on 29 September 2000)	**224**	36
	235,339	189,901

	Consolidated 2002 $'000	Consolidated 2001 $'000
Note 5 Earnings per share		
Reconciliation of earnings used in calculating earnings per share:		
Profit from ordinary activities after related income tax expense	**260,959**	187,682
Earnings used in calculating basic and diluted earnings per share	**260,959**	187,682
Add goodwill amortisation	**17,952**	18,093
Earnings used in calculating basic and diluted earnings per share (pre amortisation of goodwill)	**278,911**	205,775

Weighted average number of shares used as the denominator:	Consolidated 2002 Number	Consolidated 2001 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**373,051,931**	372,071,766
Add potential ordinary shares, being options issued on 1 July 1999	**3,000,000**	3,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**376,051,931**	375,071,766

	Consolidated 2002 $'000	Consolidated 2001 $'000
Note 6 Retained Profits		
Retained profits at the beginning of the financial year	**24,391**	26,610
Net profit attributable to members of the parent entity	**260,959**	187,682
Dividends provided for or paid	**(235,339)**	(189,901)
Retained profits at the end of the financial year	**50,011**	24,391

Note 7 Segment Information

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has three main business segments:
- Wagering Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming Gaming machine operations in licenced clubs and hotels.
- Star City Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

	Wagering $'000	Gaming $'000	Star City $'000	Segment Total $'000	Unallocated $'000	Eliminations $'000	Consolidated $'000
2002 Consolidated							
Total operating revenues - external	403,610	917,569	611,873	1,933,052			1,933,052
Other revenues from ordinary activities - external	19,763	4,901	5,383	30,047	4,560		34,607
Intersegment Revenue			22	22		(22)	-
Revenues from ordinary activities	423,373	922,470	617,278	1,963,121	4,560	(22)	1,967,659
Segment Result (pre amortisation of goodwill)	66,788	236,278	160,049	463,115			463,115
Segment Result	**66,689**	**236,278**	**142,196**	**445,163**	-	-	**445,163**
Unallocated interest revenue					4,103		4,103
Unallocated other revenue					457		457
Unallocated interest expense					(56,009)		(56,009)
Unallocated expenses					(10,319)		(10,319)
Result from ordinary activities before income tax expense	66,689	236,278	142,196	445,163	(61,768)	-	383,395
Income tax expense							(122,436)
Net profit attributable to members of the parent entity							260,959
Depreciation and amortisation	10,591	25,534	72,006	108,131			
Non cash expenses other than depreciation and amortisation	39,254	14,717	53,271	107,242			
Segment Assets	211,902	624,919	1,529,246	2,366,067	52,659	(5,048)	2,413,678
Segment Liabilities	63,744	21,589	52,264	137,597	1,004,752	(5,048)	1,137,301
Acquisition of non-current assets	19,403	17,087	10,227	46,717	-	-	46,717

Note 7 Segment Information (continued)

	Wagering $'000	Gaming $'000	Star City $'000	Segment Total $'000	Unallocated $'000	Eliminations $'000	Consolidated $'000
2001 Consolidated							
Total operating revenues - external	380,339	846,349	586,271	1,812,959			1,812,959
Other revenues from ordinary activities - external	11,747	2,058	6,100	19,905	4,693		24,598
Intersegment Revenue			111	111		(111)	-
Revenues from ordinary activities	392,086	848,407	592,482	1,832,975	4,693	(111)	1,837,557
Segment Result (pre amortisation of goodwill)	55,242	224,322	113,389	392,953			392,953
Segment Result	**55,142**	**224,322**	**95,396**	**374,860**	**-**	**-**	**374,860**
Unallocated interest revenue					4,460		4,460
Unallocated other revenue					233		233
Unallocated interest expense					(70,994)		(70,994)
Unallocated expenses					(10,026)		(10,026)
Result from ordinary activities before income tax expense	55,142	224,322	95,396	374,860	(76,327)	-	298,533
Income tax expense							(110,851)
Net profit attributable to members of the parent entity							187,682
Depreciation and amortisation	9,742	26,395	76,815	112,952			
Non cash expenses other than depreciation and amortisation	34,724	13,130	55,231	103,085			
Segment Assets	200,206	640,705	1,598,665	2,439,576	67,461	(5,062)	2,501,975
Segment Liabilities	57,102	20,842	50,666	128,610	1,135,217	(5,062)	1,258,765
Acquisition of non-current assets	13,770	19,720	23,850	57,340	33	(218)	57,155

For comparison with previous and current years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering $'000	Gaming $'000	Star City $'000	Segment Total $'000	Goodwill Amortisation $'000	Consolidated $'000
2002 Consolidated						
Segment Result	63,946	230,835	158,472	453,253	(17,952)	435,301
2001 Consolidated						
Segment Result	52,458	218,417	112,285	383,160	(18,093)	365,067

Directors' Declaration

In the opinion of the directors of TABCORP Holdings Limited the accompanying concise financial report of the consolidated entity, comprising TABCORP Holdings Limited and its controlled entities for the year ended 30 June 2002:

(a) has been derived from or is consistent with the full financial report for the financial year; and
(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

Made in accordance with a resolution of directors.

M.B. ROBINSON
Director

I.R. WILSON
Director

Melbourne
15 August 2002

ERNST & YOUNG

360 Elizabeth Street
Melbourne VIC 3000
Australia

GPO Box 5151AA
Melbourne VIC 3001

Tel 61 3 8650 7200
Fax 61 3 8650 7300
DX 293 Melbourne

INDEPENDENT AUDIT REPORT

To the members of TABCORP Holdings Limited

Scope

We have audited the concise financial report of TABCORP Holdings Limited for the financial year ended 30 June 2002 as set out on page 9 to 18, in order to express an opinion on it to the members of the company. The company's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of TABCORP Holdings Limited for the year ended 30 June 2002. Our audit report on the full financial report was signed on 15 August 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the concise financial report of TABCORP Holdings Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

Mary B Waldron
Melbourne

15 August 2002